Filed Pursuant to Rule 424(b)(4)
Registration No. 333-117403

4,332,415 Shares

Carmike Cinemas, Inc.

Common Stock

        All of the shares of common stock are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares of common stock being offered by this prospectus.

      The common stock is quoted on the Nasdaq National Market under the symbol “CKEC”. The last reported sale price of the common stock on August 3, 2004 was $33.17 per share.

      See “Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$33.000	$142,969,695.000
Underwriting discount	$1.485	$6,433,636.275
Proceeds, before expenses, to the selling stockholders	$31.515	$136,536,058.725

      To the extent that the underwriters sell more than 4,332,415 shares of common stock, the underwriters have the option to purchase up to an additional 649,836 shares from the selling stockholders at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the shares against payment in New York, New York on August 9, 2004.

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.	UBS Investment Bank

Harris Nesbitt	Jefferies & Company, Inc.

Prospectus dated August 3, 2004.

12
74
44
12
65
17
35
18
8
9
5
87
39
19
189
2
39
57
14
12
28
65
8
8
45
2
220
293
52
78
102
152
226
22
91
80

Screen Count by State as of June 30, 2004

Carmike Cinemas®

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
UNDERWRITING
VALIDITY OF THE SECURITIES
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUMMARY

      This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the accompanying notes which are incorporated by reference into this prospectus. Except as otherwise indicated or required by the context, references to “we”, “our” or “us” refer to Carmike Cinemas, Inc., our subsidiaries and our predecessors.

Our Company

      We are one of the largest motion picture exhibitors in the United States. As of June 30, 2004, we owned, operated or had an interest in 291 theatres with 2,229 screens located in 36 states, making us the second largest exhibitor in the country by number of theatres and the fourth largest by number of screens. We owned 70 of these theatres, leased 217 of these theatres and operated an additional four theatres under shared ownership. We operate a modern theatre circuit; since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Of our 291 theatres, 251 show films on a first-run basis and 40 are discount theatres. In 2003, we generated total revenue of $493.1 million, pretax income of $32.1 million and net income of $107.4 million. For the three months ended March 31, 2004, we generated total revenue of $116.9 million, pretax income of $2.6 million and net income of $1.6 million.

      We target small- to mid-size, non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000 people. We believe there are several benefits of operating in small- to mid-size markets, including:

•	Less competition from other exhibitors. We believe a majority of our theatres have limited competition for patrons. We believe most of our markets are already adequately screened and our smaller markets in particular cannot support significantly more screens. In addition, because most of our principal competitors are focused on building megaplexes, we do not expect many of our markets to be targeted by our competitors for new theatres.

•	Lower operating costs. We believe that we benefit from lower labor, occupancy and maintenance costs than most other large exhibitors. For example, as of June 30, 2004, approximately 48% of our hourly employees worked for the federal minimum wage. Additionally, we own 70, or approximately 24%, of our theatres, which we believe provides us with further cost benefits. We believe the percentage of our owned theatres is among the highest of the large public theatre exhibitors.

•	Fewer alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports and cultural events are more likely to be available.

•	Greater access to film product. We believe we are the sole exhibitor in approximately 75% of our film licensing zones, which we believe provides us with greater flexibility in selecting films that meet the preferences of patrons in our markets.

      We are the sole exhibitor in many of the small- to mid-size markets in which we operate. The introduction of a competing theatre in these markets could significantly impact the performance of our theatres. In addition, the type of motion pictures preferred by patrons in these markets is typically more limited than in larger markets, which increases the importance of selecting films that will appeal to patrons in our specific theatre markets.

Our Strategy

      Our strategic plan has four principal elements:

•	maximize the cash flows of our existing theatre circuit;

•	pursue selected growth opportunities in existing and new markets;

•	further reduce our debt; and

•	leverage the experience of our management team.

      Maximize the cash flows of our existing theatre circuit. We believe that our strong competitive position in the small- to mid-size markets in which we operate and our focus on customer satisfaction will continue to drive growth in our revenue and profitability, while enhancing the stability of our cash flows. Our experience in these markets enables us to manage our film, concession and other theatre-level costs effectively.

      We seek to increase our revenues and operating margins. In addition to periodically increasing our ticket prices, typically in line with our industry, we focus on maximizing concession sales per patron. We train our employees to minimize waiting time, allowing us to serve more customers before the start of a show, as well as to “upsell” our patrons into larger sized concession products that carry higher margins. Additionally, we regularly undertake reviews of rent, theatre operating costs and corporate overhead to determine where we can enhance productivity and reduce costs without affecting the quality of our service.

      We are also focused on continuously upgrading our existing theatres. Since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Rebuilding typically involves conversion of a theatre to stadium seating. Refurbishment can include updating seats, enhancing the sound system, including digital sound, or replacing furnishings. We believe that we will need to invest relatively modest amounts in annual maintenance capital expenditures for the foreseeable future.

      Pursue selected growth opportunities in existing and new markets. We will continue to seek, on a selective basis, complementary development and acquisition opportunities to further enhance our competitive position in our existing and new markets. We leverage our detailed knowledge of local markets to identify opportunities to build new or replacement theatres or expand existing theatres. We selectively evaluate these opportunities and invest when we believe we can generate attractive rates of return. We believe we can selectively add screen capacity to our existing theatres in growing markets with relatively low capital expenditures.

      Further reduce our debt. We intend to use future cash flows from our operating activities in part to further reduce debt. We believe that debt reduction will increase our financial flexibility and enhance stockholder returns.

      Leverage the experience of our management team. Carmike Cinemas was founded by members of the Patrick family in 1982, with its predecessor companies dating back to the 1930s. Michael W. Patrick has been our Chief Executive Officer since 1989 and has been with us since our inception. He oversees a senior management team that has an average of more than 20 years of industry experience. We have established a stock compensation plan for members of our senior management that we believe aligns their interests with those of our investors.

      Our ability to execute our strategic plan is subject to various risks, including many of the risks described in this prospectus under the heading “Risk Factors.” In particular, our ability to continue our revenue growth depends to a substantial degree on the availability of suitable motion pictures that appeal to patrons in our target markets. In addition, our focus on upgrading and refurbishing our theatres and further reducing our debt will depend in part on our continued ability to generate cash flow for such purposes. Finally, our ability to execute our growth strategy will depend in part on our ability to identify acquisition opportunities at attractive prices.

Our Industry

      According to data from the Motion Picture Association of America, or MPAA, U.S. box office revenue grew at a compound annual rate of approximately 6% from 1993 through 2003. This exceeded growth in gross domestic product in eight of those eleven years. In 2002, box office revenues reached a record high of $9.52 billion after ten consecutive years of increases in revenue and remained strong in 2003 at $9.49 billion. The industry’s success in 2002 and 2003 was driven in part by attendance, reaching 1.64 billion patrons in 2002 and 1.57 billion patrons in 2003.

      We believe the growth in industry box office revenues has been, and will continue to be, driven in part by increased studio marketing expenditures. Movie studios increased marketing expenditures per new film at a compound annual growth rate of approximately 10% between 1995 and 2003, according to the MPAA. Because domestic movie theatres are the primary distribution channel for domestic film releases, the theatrical success of a film is often the most important factor in establishing its value in other film distribution channels, including home video, cable television, broadcast television and international releases. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues for them.

      In addition to increased studio spending on the marketing of new film releases, we believe that the film exhibition industry will continue to benefit from the following trends:

•	development of strong film franchises;

•	increased cross-branding of films from successful television programs and video games;

•	continued development of modern theatres with stadium seating and digital sound; and

•	reduced seasonality of revenues.

Our Recapitalization

      On February 4, 2004, we completed a public offering of 4,850,000 shares of our common stock (3,000,000 of which were issued and sold by us and 1,850,000 of which were sold by selling stockholders), priced at $32.00 per share. An additional 675,000 shares were sold by certain selling stockholders on February 11, 2004 pursuant to an underwriters’ over-allotment option. Net proceeds to us, after discounts and expenses, were $90.1 million. In addition, we completed an offering of $150.0 million in aggregate principal amount of 7.500% senior subordinated notes due 2014 to institutional investors and entered into new senior secured credit facilities consisting of a $50.0 million 54-month revolving credit facility and a $100.0 million five-year term loan. We used the proceeds from the common stock offering, the 7.500% senior subordinated notes offering and the new term loan credit facility, as well as excess cash, to repay the outstanding balance of $168.7 million under our post-bankruptcy term loan, tender for or redeem $154.3 million of our 10 3/8% senior subordinated notes, repay $9.1 million of our long-term trade payables and pay related transaction fees and expenses.

Recent Developments

      Total revenues for the three months ended June 30, 2004 increased 2.0% to $133.1 million from $130.4 million for the three months ended June 30, 2003. Operating expenses for the three months ended June 30, 2004 increased 2.4% to $114.5 million from $111.8 million for the three months ended June 30, 2003. Our operating expenses for the three months ended June 30, 2004 include a $1 million accrual for liabilities relating to potential litigation. Operating income for the three months ended June 30, 2004 decreased 0.5% to $18.6 million compared to $18.7 million for the three months ended June 30, 2003. Net income for the three months ended June 30, 2004 was $10.4 million, a decrease of 23.0% from $13.5 million for the three months ended June 30, 2003. This decrease of $3.1 million was related to an increase in income tax expense of $6.2 million for the second quarter of 2004 compared to zero for the comparable quarter of 2003. We began recognizing income tax expense for the first time since emerging from bankruptcy in January 2002 in the first quarter of 2004. We do not expect to pay federal income taxes (other than nominal alternative minimum taxes) on our taxable income generated during the three months ended June 30, 2004 due to the availability of net operating loss carryforwards. Basic and diluted net income per common share decreased to $0.87 and $0.81, respectively, for the quarter ended June 30, 2004 compared to $1.50 and $1.45, respectively, for the quarter ended

June 30, 2003. The decrease resulted primarily from the increase in income tax expense mentioned above as well as the increase in outstanding shares issued in connection with our February 2004 public offering. Weighted average basic and diluted shares outstanding for the quarter ended June 30, 2004 were 11,991,000 and 12,830,000, respectively, compared to 8,991,000 and 9,265,000, respectively, for the quarter ended June 30, 2003.

      Our board of directors declared a quarterly dividend of $0.175 per share of common stock on March 31, 2004. The dividend was paid on August 2, 2004 to the holders of record of our common stock as of the close of business on July 15, 2004. We intend to pay quarterly dividends for the foreseeable future at our board’s discretion, subject to many considerations, including limitations imposed by covenants in the indenture for our 7.500% senior subordinated notes and our credit facilities, as well as our operating results, capital requirements and other factors.

      The sale of our shares in this offering is expected to cause us to undergo an “ownership change” within the meaning of section 382(g) of the Internal Revenue Code of 1986, as amended. The ownership change will subject our net operating loss carryforwards, or NOLs, of approximately $90.4 million to an annual limitation on their use, which may restrict our ability to use them to offset our taxable income in periods subsequent to this offering. The annual use limitation is generally equal to the product of (1) the value of our equity immediately prior to the ownership change, subject to certain adjustments, and (2) a specified tax-exempt interest rate, and is further increased by certain built-in gains recognized (or treated as recognized) during the five-year period following the date of the ownership change. For illustrative purposes only, using a share price of $33.00 per share and the tax-exempt interest rate published by the Internal Revenue Service for August 2004, and taking into account our estimate of certain amounts that should be treated as recognized built-in gains, the annual limitation on the use of our NOLs for the first five years following the ownership change would be approximately $27 million per year, and thereafter would be reduced to approximately $15 million per year. Any unused limitation would carry over to subsequent taxable years and increase the annual use limitation in such years. The annual use limitation would be pro rated for the post-change period ending on December 31, 2004.

      As of August 3, 2004, the selling stockholders in this offering owned approximately 41% of our outstanding common stock in the aggregate. Upon completion of this offering, the selling stockholders will own 5.4% of our outstanding common stock in the aggregate, assuming no exercise of the underwriters’ over-allotment option. Further, if the underwriters exercise their over-allotment option in full, the selling stockholders will sell substantially all of their shares of common stock. These stockholders, or individuals affiliated with these stockholders, represent six of the eleven directors currently serving on our board of directors. Following this offering, the board of directors anticipates that Messrs. Friedman, Jordan and Zalaznick and Ms. Fascitelli will resign from the board. In addition, the board of directors may continue to consider adjusting its size or membership in response to the change in ownership that would result from this offering.

Our Reorganization

      On January 31, 2002, we emerged from bankruptcy under chapter 11 of the bankruptcy code. When we voluntarily commenced the bankruptcy proceedings in August 2000, we had not defaulted on the payment of any of our debt obligations. All of our creditors have been, or are expected to be, paid in full, with interest, for all of the claims that were allowed or otherwise undisputed in the bankruptcy case in connection with our reorganization.

      In the course of our reorganization, we rejected leases on 136 underperforming theatres and we also negotiated modifications to our leases on 35 additional theatres. In addition, we converted $45.7 million of debt and $55.0 million of preferred stock into an aggregate of 67.8% of our common stock. The holders of our cancelled Class A and Class B common stock received in the aggregate 22.2% of our common stock under the plan of reorganization. These actions decreased our ongoing interest obligations. We also agreed to pay, over a five-year period, the claims of our general unsecured creditors allowed or otherwise undisputed in the bankruptcy case in connection with our reorganization, plus interest at an annual rate of 9.4%. We estimate that our aggregate liability as of June 30, 2004 for general unsecured creditors was approximately $16.3 million, which includes our estimated liability for damages resulting from the rejection of executory contracts and unexpired leases that have not been allowed or that otherwise remain disputed. We refer to these claims as “disputed claims”. As of June 30, 2004, total accrued interest on the disputed claims was $4.4 million. If we are unable to resolve the disputed claims with the unsecured creditors, we may petition the bankruptcy court to resolve them.

Risk Factors

      Investing in our common stock involves risks that include continued popularity of movies, our leverage position, competition and other material factors. You should read carefully the section entitled “Risk Factors” beginning on page 11 for an explanation of these risks before investing in our common stock.

      We are a Delaware corporation with principal executive offices located at 1301 First Avenue, Columbus, Georgia 31901. Our telephone number is (706) 576-3400.

The Offering

Common stock offered by the selling stockholders	4,332,415 shares

Common stock to be outstanding immediately after this offering	12,152,622 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	CKEC

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to 649,836 additional shares of common stock to cover over-allotments.

About This Prospectus

      Information in this prospectus regarding market share, market position and industry data pertaining to our business consists of estimates based on data and reports compiled by industry professional organizations, such as the MPAA, industry analysts and our knowledge of our revenues and markets.

      We have not independently verified market and industry data provided by third parties, or by industry or general publications. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources.

      Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

      Unless otherwise indicated, all share information in this prospectus excludes:

•	the underwriters’ exercise of the over-allotment option;

•	approved but un-issued grants of 780,000 shares to our CEO and 35,000 unearned shares of restricted stock to other members of our senior management under the Carmike Cinemas, Inc. 2002 Stock Plan, which we refer to as the 2002 Stock Plan; and

•	approved grants of stock options for a total of 330,000 shares to our executive officers and 20,000 shares to certain non-employee directors.

Summary Financial Data

      The summary financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with the consolidated financial statements and accompanying notes thereto and other financial information incorporated by reference into this prospectus. During the period from August 8, 2000 through January 31, 2002, we operated as a debtor-in-possession under chapter 11 of the bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceedings and are therefore not comparable in all respects with our results for other periods.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001(1)	2002(1)	2003(1)	2003	2004

	(in millions except per share and operating data)
Statement of Operations Data:
Revenues:
Admissions	$311.8	$342.8	$332.1	$69.2	$79.5
Concessions and other(2)	145.1	163.6	161.0	34.0	37.4

Total revenues(2)	457.0	506.5	493.1	103.2	116.9
Costs and expenses:
Film exhibition costs	171.2	189.3	180.4	32.4	36.3
Concession costs	20.2	19.2	18.0	3.8	4.1
Other theatre operating costs	182.1	182.8	181.7	43.3	45.9
General and administrative expenses	8.8	15.0	15.3	3.3	3.8
Depreciation and amortization expenses(3)	42.2	32.1	31.8	7.7	8.3
Impairment of long-lived assets(4)	132.2	—	1.1	—	—
Gain on sales of property and equipment(2)	—	(0.7)	(3.0)	(2.4)	(0.3)

Total costs and expenses	556.7	437.7	425.3	88.2	98.1

Operating income (loss)	(99.7)	68.8	67.8	15.0	18.9
Interest expense	6.1	102.8	39.8	10.3	7.4
Loss on extinguishment of debt(5)	—	—	—	—	9.6

Income (loss) before reorganization costs and income taxes	(105.8)	(34.0)	28.0	4.7	1.9
Reorganization costs (benefit)	19.5	20.5	(4.1)	0.1	(0.7)

Income (loss) before income taxes	(125.4)	(54.5)	32.1	4.6	2.6
Income tax expense (benefit)	—	(14.7)	(75.3)	—	1.0

Net income (loss)	$(125.4)	$(39.8)	$107.4	$4.6	$1.6

Weighted average common shares outstanding (in thousands):
Basic	11,344	9,195	8,991	9,089	10,837
Diluted	11,344	9,195	9,448	9,267	11,547
Earnings (loss) per common share:
Basic	$(11.05)	$(4.33)	$11.94	$0.50	$0.15

Diluted	$(11.05)	$(4.33)	$11.37	$0.49	$0.14

Dividend declared per common share(6)	$—	$—	$—	$—	$0.175
Balance Sheet Data (at end of period):
Cash and cash equivalents	$94.2	$53.5	$41.2	$39.8	$26.7
Property and equipment, net(4)	460.1	438.3	420.8	429.4	416.1
Total assets	618.1	556.7	604.3	534.0	591.3
Total debt(7)	49.7	418.8	376.4	414.3	302.7
Liabilities subject to compromise	508.1	37.4	21.5	37.3	19.6
Retained deficit	(155.5)	(195.3)	(87.9)	(190.8)	(88.4)
Total stockholders’ equity	$3.7	$13.2	$126.6	$14.2	$217.6

				Three Months Ended
	Year Ended December 31,			March 31,

	2001(1)	2002(1)	2003(1)	2003	2004

	(in millions except per share and operating data)
Other Financial Data:
Net cash provided by (used in) operating activities(8)	$49.4	$15.6	$51.8	$(13.4)	$(20.2)
Net cash provided by (used in) investing activities(8)	$(1.0)	$(14.5)	$(12.1)	$3.8	$(2.8)
Net cash provided by (used in) financing activities(8)	$(6.8)	$(41.7)	$(51.9)	$(4.0)	$8.5
EBITDA(9)	(77.0)	80.4	103.6	22.6	26.1
Adjusted EBITDA(9)	64.9	98.7	106.8	23.9	28.4
Capital expenditures	9.2	18.0	18.8	1.3	3.4
Operating Data:
Theatres at period end	323	308	299	304	291
Screens at period end	2,333	2,262	2,253	2,251	2,219
Average screens in operation(10)	2,386	2,274	2,252	2,258	2,229
Average screens per theatre(10)	7.2	7.3	7.5	7.4	7.6
Total attendance (in thousands)	64,621	69,997	67,189	14,249	15,502
Average ticket price	$4.83	$4.90	$4.93	$4.85	$5.13
Average concession sales per patron	$2.10	$2.17	$2.18	$2.14	$2.17

(1)	See notes 1, 2 and 3 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to our bankruptcy and financial reporting in accordance with Statement of Position 90-7. See note 2 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to audited annual consolidated financial statements, incorporated herein by reference, for income taxes relative to valuation allowances for deferred income tax debits.

(2)	Gain on sales of property and equipment, which is included in concessions and other revenues in the audited annual consolidated financial statements for the years ended December 31, 2001 and 2002, is not included in concessions and other revenues in the foregoing table, but has been separately stated.

(3)	Goodwill amortization of $1.5 million is included for the year ended December 31, 2001.

(4)	See notes 1 and 4 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to impairments of long-lived assets.

(5)	On February 4, 2004, we finalized a refinancing of our debt, which caused the write-off of $1.8 million of loan fees related to our post-bankruptcy credit facilities and a pre-payment premium on the retirement of our 10 3/8% senior subordinated notes of $7.8 million.

(6)	Our board of directors declared a quarterly dividend of $0.175 per share of common stock on March 31, 2004. The dividend was paid on August 2, 2004 to the holders of record of our common stock as of the close of business on July 15, 2004.

(7)	Includes current maturities of long-term indebtedness and capital lease obligations; excludes long-term trade payables and liabilities subject to compromise.

(8)	See the audited consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003 and the unaudited consolidated statements of cash flows for the three months ended March 31, 2003 and 2004 incorporated herein by reference.

(9)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. We define Adjusted EBITDA as net income (loss) plus (a) interest expense, (b) income and franchise taxes, (c) depreciation and amortization expense, (d) impairment charges, (e) non-cash charges arising from the grant of stock to management, (f) written-off costs relating to stock offerings, (g) non-cash reorganization costs, (h) restructuring charges and (i) non-cash charges relating to loss on extinguishment of debt. Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies. Our Adjusted EBITDA is different from EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization) because we add back franchise taxes, impairment charges, non cash charges arising from the grant of stock options to management, written-off costs relating to stock offerings, non-cash reorganization costs, restructuring charges and non-cash charges relating to the loss on extinguishment of debt. We use Adjusted EBITDA as a measure to determine our compliance with certain covenants under our new term loan credit agreement and our new revolving credit agreement. In addition, we believe that EBITDA and Adjusted EBITDA are important supplemental measures of our ability to incur and service debt and our capacity for making capital expenditures. Further, we believe that EBITDA and Adjusted EBITDA are used by analysts and investors to help evaluate our overall performance and as comparative measures of operating performance in the motion picture exhibition industry.

EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flow from operations as defined by generally accepted accounting principles; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating income, net income (loss), net cash provided by (used in) operating activities or our other financial information determined under generally accepted accounting principles.

We believe the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities for the periods presented in the table above:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in millions)
Net cash provided by (used in) operating activities	$49.4	$15.6	$51.8	$(13.4)	$(20.2)
Changes in operating assets, liabilities and other	8.6	(6.8)	10.2	24.3	31.9
Gain on sales of property and equipment	—	0.7	3.0	2.4	0.3
Reorganization items	(9.1)	(13.5)	5.9	0.3	2.0
Non-cash deferred compensation	—	(3.6)	(6.0)	(1.3)	(1.4)
Deferred income taxes	—	—	75.3	—	(0.9)
Interest expense	6.1	102.8	39.8	10.3	7.4
Premium paid on retirement of notes(a)	—	—	—	—	7.8
Non-cash portion of loss on extinguishment of debt	—	—	—	—	(1.8)
Income tax expense (benefit)	—	(14.7)	(75.3)	—	1.0
Impairment of long-lived assets	(132.2)	—	(1.1)	—	—

EBITDA	(77.0)	80.4	103.6	22.6	26.1
Franchise taxes	0.6	0.6	0.9	0.3	0.3
Impairment of long-lived assets(b)	132.2	—	1.1	—	—
Non-cash deferred compensation(c)	—	3.6	6.0	1.3	1.4
Written-off costs related to proposed public offering(d)	—	0.6	—	—	—
Non-cash reorganization costs(e)	9.1	13.5	(4.8)	(0.3)	(1.2)
Non-cash portion of loss on extinguishment of debt	—	—	—	—	1.8

Adjusted EBITDA	$64.9	$98.7	$106.8	$23.9	$28.4

(a)	In connection with the tender for, and redemption of, our 10 3/8% senior subordinated notes, we paid a pre-payment premium of $7.8 million.

(b)	The impairment charge of $132.2 million in 2001 was primarily related to the rejection of 136 theatre leases during our reorganization under chapter 11 of the bankruptcy code, the decrease in value of our two entertainment centers, surplus equipment removed from our rejected and remaining theatres and decreases in the fair market values of our owned property. The impairment charge of $1.1 million in 2003 was primarily caused by reductions in estimated theatre cash flows due to the impact of new or increased competition on certain older, auditorium-style theatres, negative evaluation of the operating results produced from theatres previously converted to discount theatres and our inability to improve a marginal theatre’s operating results to a level that would support the carrying value of the long-lived asset.

(c)	The $3.6 million, $6.0 million, $1.3 million and $1.4 million stock-based employee compensation expense for 2002, 2003 and the three months ended March 31, 2003 and 2004, respectively, is related to grants of stock in the aggregate amount of 1,000,000 shares to our chief executive officer and seven other members of senior management that vest over a three-year period beginning in January 2005.
(d)	This charge relates to approximately $0.6 million in fees and expenses from our proposed offering of common stock in July 2002.

(e)	Reorganization costs include non-cash changes in estimates to outstanding disputed claims related to our reorganization under chapter 11 of the bankruptcy code.

(10)	Includes 25 theatres and 125 screens that we closed upon approval of the bankruptcy court of our rejection of theatre leases as follows: 17 theatres and 81 screens through December 31, 2001 and an additional eight theatres and 44 screens through December 31, 2002.

RISK FACTORS

      You should carefully consider the following risk factors and all of the other information contained in, or incorporated by reference in, this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business and could result in a complete loss of your investment.

Risks Related to Our Business and Industry

Our business will be adversely affected if there is a decline in the number of motion pictures available for screening or in the appeal of motion pictures to patrons in our markets.

      Our business depends to a substantial degree on the availability of suitable motion pictures for screening in our theatres and the appeal of such motion pictures to patrons in our specific theatre markets. Our results of operations will vary from period to period based upon the number and popularity of the motion pictures we show in our theatres. A disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers, a lack of motion pictures, the poor performance of motion pictures in general or the failure of motion pictures to attract the patrons in our theatre markets will likely adversely affect our business and results of operations.

Our substantial lease and debt obligations could impair our financial flexibility and our competitive position.

      We now have, and will continue to have, significant debt obligations. Our current long-term debt obligations are as follows:

•	Our new term loan credit agreement, which provides for borrowings of up to $100.0 million, $99.8 million of which was outstanding as of March 31, 2004.

•	Our new revolving credit agreement, which provides for borrowings of up to $50.0 million. There were no amounts outstanding as of March 31, 2004.

•	Our 7.500% senior subordinated notes were issued on February 4, 2004, totaling $150.0 million.

•	Amounts owed on our industrial revenue bonds, which totaled $0.6 million at March 31, 2004.

      In addition, as of June 30, 2004, we estimate that our general unsecured creditors will receive an aggregate of $16.3 million plus interest at an annual rate of 9.4% in resolution of their allowed claims, with a final maturity date of January 31, 2007. As of June 30, 2004, total accrued interest on these claims was approximately $4.4 million. All of these claims are disputed.

      We also have, and will continue to have, significant lease obligations. As of March 31, 2004, our total long-term capital and operating lease obligations totaled $581.7 million.

      These obligations could have important consequences for us. For example, they could:

•	limit our ability to obtain necessary financing in the future and make it more difficult for us to satisfy our lease and debt obligations;

•	require us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	make us more vulnerable to a downturn in our business and limit our flexibility to plan for, or react to, changes in our business; and

•	place us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets or renovate our theatres.

      If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

We may not generate sufficient cash flow to meet our needs.

      Our ability to service our indebtedness and to fund potential capital expenditures for theatre construction, expansion or renovation will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make scheduled payments of principal, to pay the interest on or to refinance our indebtedness is subject to general industry economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to meet our needs.

Our business is subject to significant competitive pressures.

      Large multiplex theatres, which we and some of our competitors built, have tended to, and are expected to continue to, draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Over the last several years, we and many of our competitors have closed a significant number of theatres. Our competitors or smaller entrepreneurial developers may purchase or lease these abandoned buildings and reopen them as theatres in competition with us.

      We face varying degrees of competition from other motion picture exhibitors with respect to licensing films, attracting customers, obtaining new theatre sites and acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres. Competitors have built and are planning to build theatres in certain areas in which we operate. In the past, these developments have resulted, and may continue to result, in excess capacity in those areas, adversely affecting attendance and pricing at our theatres in those areas. Even where we are the only exhibitor in a film licensing zone (and therefore do not compete for films), we still may experience competition for patrons from theatres in neighboring zones. There have also been a number of consolidations in the film exhibition industry, and the impact of these consolidations could have an adverse effect on our business if greater size would give larger operators an advantage in negotiating licensing terms.

      Our theatres also compete with a number of other motion picture delivery systems including cable television, pay-per-view, video disks and cassettes, satellite and home video systems. New technologies for motion picture delivery (such as video on demand) could also have a material adverse effect on our business and results of operations. While the impact of these alternative types of motion picture delivery systems on the motion picture exhibition industry is difficult to determine precisely, there is a risk that they could adversely affect attendance at motion pictures shown in theatres.

      Theatres also face competition from a variety of other forms of entertainment competing for the public’s leisure time and disposable income, including sporting events, concerts, live theatre and restaurants.

Our revenues vary significantly depending upon the timing of the motion picture releases by distributors.

      Our business is seasonal, with higher revenues generated during the summer months and year-end holiday season. While motion picture distributors have begun to release major motion pictures more evenly throughout the year, the most marketable motion pictures are usually released during the summer months and the year-end holiday season, and we usually earn more during those periods than in other periods during the year. Additionally, the unexpected emergence of a “hit” film may occur in these or other periods. As a result, the timing of motion picture releases affects our results of operations, which may vary significantly from quarter to quarter and year to year.

If we do not comply with the covenants in our credit agreements or otherwise default under them, we may not have the funds necessary to pay all our amounts that could become due.

      Our new term loan credit agreement, our new revolving credit agreement and our indenture for our 7.500% senior subordinated notes require us to comply with certain covenants that, among other things, limit our ability to incur additional debt. In particular, our new revolving credit agreement generally prohibits us from incurring additional indebtedness other than purchase money debt or capital leases less than $10.0 million, acquired debt less than $10.0 million or subordinated debt or other unsecured debt less than $2.5 million, in each case subject to compliance with financial covenants. Our new term loan facility generally prohibits us from incurring additional indebtedness other than purchase money debt and capital leases less than $12.5 million, acquired debt of less than $12.5 million and other unsecured debt of up to $7.5 million. In addition, under our new revolving credit agreement, our capital expenditures generally may not exceed $35 million, plus any unused portion carried over from a succeeding year, with certain exceptions. A violation of any of these covenants could cause an event of default under those agreements. If we default under those agreements because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under those credit agreements likely would have a material adverse effect on us.

We may be unable to fund our additional capital needs.

      Our access to capital may be limited because of our current leverage. In addition, because of our bankruptcy, we may have difficulty obtaining financing for new development on terms that we find attractive. Traditional sources of financing new theatres through landlords may be unavailable for a number of years.

      The opening of large multiplexes by our competitors and the opening of newer theatres with stadium seating in certain of our markets have led us to reassess a number of our theatre locations to determine whether to renovate or to dispose of underperforming locations. Further advances in theatre design may also require us to make substantial capital expenditures in the future or to close older theatres that cannot be economically renovated in order to compete with new developments in theatre design.

      We are subject to restrictions imposed by our lenders that limit the amount of our capital expenditures. As a result, we may be unable to make the capital expenditures that we would otherwise believe necessary. In addition, we cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth will be realized or that future capital will be available for us to fund our capital expenditure needs.

As a result of this offering, we will be limited in our ability to utilize net operating loss carryforwards to reduce our future tax liability.

      As of December 31, 2003, after utilizing approximately $25.0 million for 2003, we had approximately $90.4 million of federal and state operating loss carryforwards, or NOLs, with which to offset our future taxable income. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limitation on the use of a corporation’s NOLs if the corporation undergoes an “ownership change” during a three year testing period. The sale of our shares in this offering is expected to cause us to undergo an “ownership change” within the meaning of section 382(g). The ownership change will subject our NOLs to an annual use limitation that may restrict our ability to use them to offset our taxable income in periods subsequent to this offering.

      In general, an ownership change occurs if, on any testing date, the beneficial ownership of the corporation by one or more “5-percent stockholders” has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent stockholders during the testing period preceding such date. The change in our share ownership caused by this offering, together with the changes in our share ownership that occurred in our February recapitalization, are expected to exceed the 50 percentage point threshold. As a result, the maximum amount of pre-change NOLs that can be used to offset our taxable income in any given post-change year will be limited to the product of (1) the value of our equity immediately prior to the ownership change, subject to certain adjustments, and (2) an applicable federal long-term tax-exempt interest rate (the “tax-exempt AFR”), and is also increased by certain built-in gains recognized (or treated as recognized) during the five-year period following the ownership change. For this purpose, pursuant to IRS Notice 2003-65, the Company expects that it will be able to treat as recognized built-in gains the excess of (i) the cost recovery deductions that would be allowed to the Company for federal income tax purposes during such five-year period if the tax basis of the Company’s depreciable assets had been stepped up to their fair market value on the date of the ownership change, over (ii) the cost recovery deductions actually allowed to the Company during such period. While the amount of our annual use limitation cannot be determined definitively until the closing of this offering, for illustrative purposes only, if we were to use a share price of $33.00 per share to derive our adjusted equity value and apply the tax-exempt AFR published by the Internal Revenue Service for August 2004, and also take into account our estimate of certain amounts that should be treated as recognized built-in gains during the five-year period following the ownership change, our NOLs would become subject to an annual use limitation of approximately $27 million per year during the five-year period following the ownership change and would decrease to approximately $15 million per year thereafter. Any unused limitation would carry over to subsequent taxable years and increase the annual use limitation in such years. The annual use limitation would be pro rated for the post-change period ending on December 31, 2004. Our NOLs can be used to offset our income for the period ending on the date of closing of this offering without restriction.

      In addition to the ownership change we expect to undergo as a result of this offering, we determined that the issuance of common stock pursuant to our plan of reorganization caused an ownership change in 2002. However, this determination is not free from doubt due to complex legal and factual uncertainties and arguments can be advanced to support the contrary position. Based on our reported tax treatment, we believe that the special exception in section 382(l)(5) available to debtors in bankruptcy applied, so that our NOLs did not become subject to a section 382 limitation as a result of the stock issuance in our reorganization. If, however, we were to have undergone a second ownership change within two years following our date of reorganization — that is, by January 31, 2004 — and assuming that the stock issuance in our reorganization caused an ownership change, our NOLs would have become subject to a section 382 limitation of zero and their future use effectively would have been eliminated. We do not, however, believe that a second ownership change occurred within such two-year period. If, on the other hand, it were determined that we did not undergo an ownership change as a result of our bankruptcy reorganization, the issuance of our shares in February 2004, together with the change in ownership caused by the stock issuance in the reorganization, would have triggered an ownership change, which would subject our NOLs to an annual use limitation. In that event, however, the current offering likely would not produce a second ownership change.

      Future changes in the direct or indirect beneficial ownership of our common stock, which may be beyond our control, could trigger another ownership change and thus further limit, or possibly eliminate altogether, our ability to use these NOLs in subsequent taxable years.

Deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and could adversely affect our business and results of operations.

      Our business depends to a significant degree on maintaining good relationships with the major film distributors that license films to our theatres. A deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and adversely affect our business and results of operations. We suffered such a deterioration for a period of time while we were in bankruptcy. When we commenced our bankruptcy, several film distributors ceased supplying us with new film product in light of their claims against us for exhibition fees aggregating approximately $37.2 million. Those film distributors recommenced supplying us with new film product upon our agreeing to pay their claims in full, which we did in 17 weekly installments ending on December 26, 2000.

      Because the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually.

Our success depends on our ability to retain key personnel.

      We believe that our success is due in part to our experienced management team. We depend in large part on the continued contribution of our senior management and, in particular, Michael W. Patrick, our President and Chief Executive Officer. Losing the services of one or more members of our senior management could adversely affect our business and results of operations. We entered into a five-year employment agreement with Michael W. Patrick as Chief Executive Officer on January 31, 2002, the term of which extends for one year each December 31, provided that neither we nor Mr. Patrick chooses not to extend the agreement. We maintain no key man life insurance policies for any senior officers or managers, except for a $1.8 million policy covering Mr. Patrick.

We face uncertainties related to digital cinema.

      If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in the motion picture exhibition industry. There are multiple parties competing to be the leading manufacturer of digital cinema technology. However, there are significant obstacles to the acceptance of digital cinema, including quality of image and costs. Electronic projectors will require substantial investment in order to re-equip theatres. If the conversion process rapidly accelerates, we may have to raise additional capital to finance the associated conversion costs. The additional capital necessary may not, however, be available to us on terms we deem acceptable.

A prolonged economic downturn could materially affect our business by reducing amounts consumers spend on attending movies.

      Our business depends on consumers voluntarily spending discretionary funds on leisure activities. Movie theatre attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect the demand for movies or severely impact the motion picture production industry such that our business and operations could be adversely affected.

Compliance with the Americans with Disabilities Act could require us to incur significant capital expenditures and litigation costs in the future.

      The Americans with Disabilities Act of 1990, or the ADA, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including both existing and newly constructed theatres, be accessible to customers with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. The ADA may also require that certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. We are subject to a settlement agreement arising from a complaint filed with the U.S. Department of Justice concerning theatres operated by us in Des Moines, Iowa. As a result of the settlement agreement, we removed barriers to accessibility at two Des Moines theatres and distributed to all of our theatre managers a questionnaire designed to assist our central management in identifying existing and potential barriers and determining what steps might be available for removal of such existing and potential barriers.

      We are aware of several lawsuits that have been filed against other motion picture exhibitors by disabled moviegoers alleging that certain stadium seating designs violated the ADA. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

We are subject to other federal, state and local laws which limit the manner in which we may conduct our business; an increase in the federal minimum wage would increase our labor costs.

      Our theatre operations are subject to federal, state and local laws governing matters such as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship and health and sanitation requirements and licensing. While we believe that our theatres are in material compliance with these requirements, we cannot predict the extent to which any future laws or regulations that regulate employment matters will impact our operations. At June 30, 2004, approximately 48% of our hourly employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. Increases in the minimum wage will increase our labor costs.

Disruption of our relationship with our primary concession suppliers could harm our margins on concessions.

      We purchase substantially all of our concession supplies, except for beverage supplies, as well as janitorial supplies from Showtime Concession Supply, Inc. and are by far its largest customer. In return for our concession supplies, we pay Showtime Concession at set prices that are based on the type of concession supplied. Our current agreement with Showtime Concession will expire on December 8, 2006. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors that are likely to be, in the aggregate, less favorable to us than the current arrangement.

      We purchase our beverage supplies from The Coca-Cola Company. Our current agreement with The Coca-Cola Company will expire on December 31, 2008. Under the agreement, our beverage supply costs are established by The Coca-Cola Company from time to time. However, in the case of certain price increases, we may terminate the agreement upon 60 days notice. If beverage supply costs increase such that we terminate the agreement and subsequently we are unable to negotiate favorable terms with The Coca-Cola Company or a competing beverage supplier, our margins on concessions may be negatively impacted.

Our development of new theatres poses a number of risks.

      We plan to continue to expand our operations through the development of new theatres and the expansion of existing theatres. Developing new theatres poses a number of risks. Construction of new theatres may result in cost overruns, delays or unanticipated expenses related to zoning or tax laws. Desirable sites for new theatres may be unavailable or expensive, and the markets in which new theatres are located may deteriorate over time. Additionally, the market potential of new theatre sites cannot be precisely determined, and our theatres may face competition in new markets from unexpected sources. Newly constructed theatres may not perform up to our expectations.

      We face significant competition for potential theatre locations and for opportunities to acquire existing theatres and theatre circuits. Because of this competition, we may be unable to add to our theatre circuit on terms we consider acceptable.

If we determine that assets are impaired, we will be required to recognize a charge to earnings.

      The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable, we review those assets to be held and used in the business for impairment of long-lived assets and goodwill. We also periodically review and monitor our internal management reports and the competition in our markets for indicators of impairment of individual theatres. If we determine that assets are impaired, we are required to recognize a charge to earnings.

      We had impairment charges in each of fiscal 1999, 2000 and 2001, totaling $186.4 million. Our impairment charge recognized for 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on rejected theatres, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed theatres. Additionally, in 2001 we included equipment in the theatre valuation calculations based on the reduced capital building program in the future, as well as the excess supply of equipment in inventory. We incurred no impairment charge in 2002. For the year ended December 31, 2003, our impairment charge was $1.1 million. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets.

Any weaknesses identified in our internal controls as part of the evaluation being undertaken by us and our independent public accountants pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

      Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, the independent accountants must report on management’s evaluation. We are in the process of documenting and testing our system of internal control over financial reporting to provide the basis for our report. At this time, we are aware that our financial reporting information systems and our point-of-sale information systems require a significant level of manual controls to ensure the accurate reporting of our results of operations and financial position. Upon the completion of our review, certain deficiencies may be discovered that will require remediation. This remediation may require implementing certain information systems operating protocols and/or additional manual controls, the costs of which could have a material adverse effect on our business, financial condition and results of operations. Due to the ongoing evaluation and testing of our internal controls, there can be no assurance that there may not be significant deficiencies or material weaknesses that would be required to be reported. In addition, we expect the evaluation process and any required remediation, if applicable, to increase our accounting, legal and other costs and divert management resources from core business operations.

Our bankruptcy reorganization could harm our business, financial condition and results of operations.

      We estimate that our aggregate liability at June 30, 2004 for general unsecured creditors was approximately $16.3 million. As of June 30, 2004, total accrued interest on these claims was $4.4 million. As of June 30, 2004, all of these claims remained unsettled and subject to ongoing negotiation and possible litigation. The final amounts we pay in satisfaction of the disputed claims will depend on the results of our negotiations and/or litigation. The final amounts paid in connection with these claims could exceed our current estimates, which could reduce our profitability or cause us to incur losses that would impair our ability to make required principal and interest payments on our indebtedness and affect the trading price of our common stock.

      Further, given that we emerged from bankruptcy in January 2002, the perception that we may not be able to meet our obligations in the future could adversely affect our ability to obtain adequate financing, to enter into new leases for theatres or to retain or attract high-quality employees. It could also adversely affect our relationships with our suppliers.

Our business makes us vulnerable to future fears of terrorism.

      If future terrorist incidents or threats cause our customers to avoid crowded settings such as theatres, our attendance would be adversely affected.

Risks Related to Our Common Stock

There has been a limited public market for our stock.

      Our common stock trades on the Nasdaq National Market under the symbol “CKEC”. There has been a relatively illiquid public market for our common stock, and its price has been volatile. Since our reorganization, the closing price of our common stock has ranged from a high of $41.84 on June 25, 2004 on the Nasdaq National Market to a low of $15.50 on March 19, 2002 on the over-the-counter Bulletin Board. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the motion picture exhibition industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management attention and company resources and could have a material adverse effect on our business and results of operations. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time.

The sale of shares by the selling stockholders may have a depressive effect on the market price of our common stock.

      As of August 3, 2004, the selling stockholders collectively owned approximately 41% of our common stock. The selling stockholders are selling 4,332,415 shares of common stock in this offering and 649,836 shares held by the selling stockholders are subject to the underwriters’ over-allotment option. In addition, the selling stockholders sold 2,376,723 shares of our common stock in a registered offering in February 2004. Prior to February 4, 2004, the selling stockholders collectively owned approximately 81% of our common stock. Sales of shares by the selling stockholders in this offering may have a depressive effect on the market price of our common stock because they will significantly increase the number of freely tradeable shares of our common stock at the close of the offering and investors may react negatively to our major stockholders selling all or substantially all of their stock in such a short period of time.

Our certificate of incorporation and bylaws contain provisions that make it more difficult to effect a change in control of the company.

      Certain provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law could have the effect of delaying, deterring or preventing a change in control of the company not approved by the board of directors, even if the change in control were in the stockholders’ interests. Under our certificate of incorporation, our board of directors has the authority to issue up to one million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue shares of preferred stock, an issuance of preferred stock in the future could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company. In addition, our bylaws provide that a special meeting of the stockholders of the company may only be called by the Chairman, President or Secretary, at the request in writing of a majority of our board of directors or at the request in writing of stockholders owning at least 66 2/3% of our capital stock then issued and outstanding and entitled to vote.

      Further, we are subject to the anti-takeover provisions of section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of section 203 could have the effect of delaying or preventing a change of control that could be advantageous to the stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This document contains numerous forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “plans”, “projects”, “intends”, “expects” or similar expressions. These statements include, among others, statements regarding our expected financial condition, business, financing plans, strategies, prospects, revenues, working capital, sources of liquidity, capital needs, interest costs and income.

      Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding expected pricing levels, the timing and cost of expected capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

•	the availability of suitable motion pictures for exhibition in our markets;

•	competition in our markets;

•	competition with other forms of entertainment;

•	the effect of our leverage on our financial condition and financial flexibility; and

•	other factors, including the risk factors discussed in this prospectus.

      We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

      Our common stock is currently traded on the Nasdaq National Market under the symbol “CKEC”, but it has traded on the NASD’s over-the-counter Bulletin Board (the “OTCBB”) and the New York Stock Exchange at different times in the past. From January 31, 2002 until May 22, 2002, our new common stock was traded on the OTCBB under the symbol “CMKC”. Prior to that time, our pre-reorganization Class A common stock traded on the OTCBB under the symbol “CKECQ” from January 17, 2001 until January 30, 2002. The Class A common stock previously traded on the New York Stock Exchange under the symbol “CKE” until trading in our stock on the New York Stock Exchange was suspended prior to trading on January 12, 2001 because we had fallen below certain New York Stock Exchange criteria for continued listing.

      The last reported sale price of the common stock on August 3, 2004 was $33.17 per share. The table below sets forth the high and low closing prices of our new common stock from January 31, 2002 through the present:

	High	Low

2004
Third Quarter (through August 3, 2004)	$39.00	$33.17
Second Quarter	41.84	33.80
First Quarter	38.95	31.29
2003
Fourth Quarter	$36.53	$26.25
Third Quarter	27.44	20.76
Second Quarter	23.66	19.30
First Quarter	23.14	18.58
2002
Fourth Quarter	$21.32	$16.60
Third Quarter	25.70	16.45
Second Quarter	30.12	19.50
First Quarter (beginning on January 31, 2002)	21.25	15.50

      The table below sets forth the high and low closing prices of our Class A common stock prior to its cancellation:

	High	Low

2002
First Quarter (through January 31, 2002)	$4.32	$3.22
2001
Fourth Quarter	$3.41	$0.37
Third Quarter	0.57	0.34
Second Quarter	0.67	0.33
First Quarter	0.75	0.20
2000
Fourth Quarter	$0.87	$0.31
Third Quarter	4.06	0.68
Second Quarter	6.06	3.43
First Quarter	7.93	5.43

      As of June 30, 2004, there were approximately 249 record holders of our common stock. There are no shares of any other class of stock issued and outstanding as of the date of this prospectus.

DIVIDEND POLICY

      Our board of directors declared a quarterly dividend of $0.175 per share of common stock on March 31, 2004. The dividend was paid on August 2, 2004 to the holders of record of our common stock as of the close of business on July 15, 2004. We intend to pay quarterly dividends for the foreseeable future at our board’s discretion, subject to many considerations, including limitations imposed by covenants in the indenture for our 7.500% senior subordinated notes and our credit facilities, as well as our operating results, capital requirements and other factors.

CAPITALIZATION

      The following table shows our cash and cash equivalents and total capitalization as of March 31, 2004. You should read the following capitalization data in conjunction with “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and accompanying notes and the other financial data included, or incorporated by reference, in this prospectus.

At March 31,
2004

(in millions)
Cash and cash equivalents	$26.7

Revolving credit facility(1)	—
Term loan facility	99.8
Capital lease obligations and other	53.0
General unsecured claims	19.6
7.500% senior subordinated notes due 2014	148.7 (2)

Total debt(3)	$321.1

Stockholders’ equity
Common stock	0.4
Additional paid-in capital	305.7
Retained deficit	(88.4)

Total stockholders’ equity	217.6

Total capitalization	$538.7

(1)	As of March 31, 2004, we had $50 million of availability under our revolving credit facility.

(2)	Reflects reduction for de minimis original issue discount.

(3)	As of June 30, 2004, our total debt was $317.1 million. During the three-month period ended June 30, 2004, we repaid $1.0 million of outstanding indebtedness, comprised of $0.3 million under our term loan facility, $0.3 million of long-term trade payables (general unsecured claims) and $0.4 million of capital lease obligations and other long-term debt. Additional reductions in total debt were a result of a change in estimates of remaining general unsecured claims of $3.0 million.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      The consolidated selected historical financial and other data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus. The selected historical financial and other data for each of the four fiscal years in the period ended December 31, 2002 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. The data presented for the fiscal year ended December 31, 2003 is derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm. See “Experts.” The data presented for the three month periods ended March 31, 2003 and March 31, 2004 are derived from our unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals and bankruptcy related items) necessary to present fairly the data for such periods. The results for the three month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

      During the period from August 8, 2000 through January 31, 2002, we operated as a debtor-in-possession under chapter 11 of the bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceeding and are therefore not comparable in all respects with our results for other periods. In addition, the per share data for all periods prior to 2002 reflect the shares of our previously outstanding classes of common stock, which were cancelled when our reorganization became effective. The results from those periods are not comparable to the year ended December 31, 2003 or the three months ended March 31, 2003 or March 31, 2004, which are based on a different number of shares of our new class of common stock issued when the reorganization became effective.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001(1)	2002(1)	2003(1)	2003	2004

	(in millions except per share and operating data)
Statement of Operations Data:
Revenues:
Admissions	$336.0	$315.4	$311.8	$342.8	$332.1	$69.2	$79.5
Concessions and other(2)	148.1	143.9	145.1	163.6	161.0	34.0	37.4

Total revenues(2)	484.1	459.3	457.0	506.5	493.1	103.2	116.9
Costs and expenses:
Film exhibition costs	181.5	185.2	171.2	189.3	180.4	32.4	36.3
Concession costs	19.0	21.0	20.2	19.2	18.0	3.8	4.1
Other theatre operating costs	191.1	194.8	182.1	182.8	181.7	43.3	45.9
General and administrative expenses	7.3	6.9	8.8	15.0	15.3	3.3	3.8
Depreciation and amortization expenses(3)	41.1	43.2	42.2	32.1	31.8	7.7	8.3
Impairment of long-lived assets(4)	33.0	21.3	132.2	—	1.1	—	—
Restructuring charge(4)	(2.7)	—	—	—	—	—	—
Gain on sales of property and equipment(2)	(2.8)	(3.0)	—	(0.7)	(3.0)	(2.4)	(0.3)

Total costs and expenses	467.5	469.3	556.7	437.7	425.3	88.2	98.1

Operating income (loss)	16.6	(10.0)	(99.7)	68.8	67.8	15.0	18.9
Interest expense	36.9	31.0	6.1	102.8	39.8	10.3	7.4
Loss on extinguishment of debt(5)	10.1	—	—	—	—	—	9.6

Income (loss) before reorganization costs and income taxes	(30.4)	(41.0)	(105.8)	(34.0)	28.0	4.7	1.9
Reorganization costs (benefit)	—	7.0	19.5	20.5	(4.1)	0.1	(0.7)

Income (loss) before income taxes	(30.4)	(48.0)	(125.4)	(54.5)	32.1	4.6	2.6
Income tax expense (benefit)	(11.5)	25.5	—	(14.7)	(75.3)	—	1.0

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001(1)	2002(1)	2003(1)	2003	2004

	(in millions except per share and operating data)
Net income (loss)	(18.9)	(73.6)	(125.4)	(39.8)	107.4	4.6	1.6
Preferred stock dividends	3.0	1.5	—	—	—	—	—

Net income (loss) available to common stockholders	$(21.9)	$(75.1)	$(125.4)	$(39.8)	$107.4	$4.6	$1.6

Weighted average common shares outstanding (in thousands):
Basic	11,375	11,344	11,344	9,195	8,991	9,089	10,837
Diluted	11,375	11,344	11,344	9,195	9,448	9,267	11,547
Earning (loss) per common share:
Basic	$(1.93)	$(6.62)	$(11.05)	$(4.33)	$11.94	$0.50	$0.15

Diluted	$(1.93)	$(6.62)	$(11.05)	$(4.33)	$11.37	$0.49	$0.14

Dividend declared per common share(6)	$—	$ —	$—	$ —	$—	$ —	$0.175

Balance Sheet Data (at end of period):
Cash and cash equivalents (deficit)	$(4.2)	$52.5	$94.2	$53.5	$41.2	$39.8	$26.7
Property and equipment, net(4)	666.2	621.2	460.1	438.3	420.8	429.4	$416.1
Total assets	794.4	761.3	618.1	556.7	604.3	534.0	591.3
Total debt(7)	470.3	52.0	49.7	418.8	376.4	414.3	302.7
Liabilities subject to compromise	—	529.2	508.1	37.4	21.5	37.3	19.6
Retained earnings (deficit)	45.0	(30.1)	(155.5)	(195.3)	(87.9)	(190.8)	(88.4)
Total stockholders’ equity	$204.2	$129.1	$3.7	$13.2	$126.6	$14.2	$217.6
Other Financial Data:
Net cash provided by (used in) operating activities(8)	$59.6	$25.4	$49.4	$15.6	$51.8	$(13.4)	$(20.2)
Net cash provided by (used in) investing activities(8)	$(135.0)	$(15.6)	$(1.0)	$(14.5)	$(12.1)	$3.8	$(2.8)
Net cash provided by (used in) financing activities(8)	$66.6	$47.0	$(6.8)	$(41.7)	$(51.9)	$(4.0)	$8.5
EBITDA(9)	65.7	26.2	(77.0)	80.4	103.6	22.6	26.1
Adjusted EBITDA(9)	97.9	50.7	64.9	98.7	106.8	23.9	28.4
Capital expenditures	140.5	44.9	9.2	18.0	18.8	1.3	3.4
Operating Data:
Theatres at period end	458	352	323	308	299	304	291
Screens at period end	2,848	2,438	2,333	2,262	2,253	2,251	2,219
Average screens in operation(10)	2,753	2,643	2,386	2,274	2,252	2,258	2,229
Average screens per theatre(10)	6.2	6.9	7.2	7.3	7.5	7.4	7.6
Total attendance (in thousands)	74,518	67,804	64,621	69,997	67,189	14,249	15,502
Average ticket price	$4.51	$4.65	$4.83	$4.90	$4.93	$4.85	$5.13
Average concession sales per patron	$1.84	$1.98	$2.10	$2.17	$2.18	$2.14	$2.17

(1)	See notes 1, 2 and 3 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to our bankruptcy and financial reporting in accordance with Statement of Position 90-7. See note 2 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to audited annual consolidated financial statements, incorporated herein by reference, for income taxes relative to valuation allowances for deferred income tax debits.

(2)	Gain on sales of property and equipment, which is included in concessions and other revenues in the audited annual consolidated financial statements for the years ended December 31, 1999, 2000, 2001 and 2002, is not included in concessions and other revenues in the foregoing table, but has been separately stated.

(3)	Goodwill amortization of $1.7 million, $1.5 million and $1.5 million is included for the years ended December 31, 1999, 2000 and 2001, respectively.

(4)	See notes 1 and 4 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to impairments of long-lived assets and restructuring charges.

(5)	For 1999, loss on extinguishment of debt has been reclassified from an extraordinary item, net of tax, in our audited consolidated financial statements in accordance with SFAS 145. On February 4, 2004, we finalized a refinancing of our debt, which caused the write-off of $1.8 million of loan fees related to our post-bankruptcy credit facilities and a pre-payment premium on the retirement of our 10 3/8% senior subordinated notes of $7.8 million.

(6)	Our board of directors declared a quarterly dividend of $0.175 per share of common stock on March 31, 2004. The dividend was paid on August 2, 2004 to the holders of record of our common stock as of the close of business on July 15, 2004.

(7)	Includes current maturities of long-term indebtedness and capital lease obligations; excludes long-term trade payables and liabilities subject to compromise.

(8)	See the audited consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003 and the unaudited consolidated statements of cash flows for the three months ended March 31, 2003 and 2004 incorporated herein by reference.

(9)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. We define Adjusted EBITDA as net income (loss) plus (a) interest expense, (b) income and franchise taxes, (c) depreciation and amortization expense, (d) impairment charges, (e) non-cash charges arising from the grant of stock to management, (f) written-off costs relating to stock offerings, (g) non-cash reorganization costs, (h) restructuring charges and (i) non-cash charges relating to the loss on extinguishment of debt. Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies. Our Adjusted EBITDA is different from EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization) because we add back franchise taxes, impairment charges, non cash charges arising from the grant of stock options to management, written-off costs relating to stock offerings, non-cash reorganization costs, restructuring charges and non-cash charges relating to the loss on extinguishment of debt. We use Adjusted EBITDA as a measure to determine our compliance with certain covenants under our new term loan credit agreement and our new revolving credit agreement. In addition, we believe that EBITDA and Adjusted EBITDA are important supplemental measures of our ability to incur and service debt and our capacity for making capital expenditures. Further, we believe that EBITDA and Adjusted EBITDA are used by analysts and investors to help evaluate our overall performance and as comparative measures of operating performance in the motion picture exhibition industry.

However, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flow from operations as defined by generally accepted accounting principles; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating income, net income (loss), net cash provided by (used in) operating activities or our other financial information determined under generally accepted accounting principles.

We believe the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities for the periods presented in the table above:

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in millions)
Net cash provided by (used in) operating activities	$59.6	$25.4	$49.4	$15.6	$51.8	$(13.4)	$(20.2)
Changes in operating assets, liabilities and other	(12.4)	(1.7)	8.6	(6.8)	10.2	24.3	31.9
Gain on sales of property and equipment	2.8	3.0	—	0.7	3.0	2.4	0.3
Reorganization items	—	(3.0)	(9.1)	(13.5)	5.9	0.3	2.0
Non-cash deferred compensation	—	—	—	(3.6)	(6.0)	(1.3)	(1.4)
Deferred income taxes	7.0	(23.0)	—	—	75.3	—	(0.9)
Recoverable income taxes	5.8	(5.8)	—	—	—	—	—
Premium paid on retirement of notes(a)	9.0	—	—	—	—	—	7.8
Non-cash portion of loss on extinguishment of debt(a)	(1.0)	—	—	—	—	—	(1.8)
Interest expense	36.8	31.0	6.1	102.8	39.8	10.3	7.4
Income tax expense (benefit)	(11.5)	25.5	—	(14.7)	(75.3)	—	1.0
Impairment of long-lived assets	(33.0)	(21.3)	(132.2)	—	(1.1)	—	—
Restructuring charges	2.7	0.8	—	—	—	—	—
Other	(0.1)	(4.8)	—	—	—	—	—

EBITDA	65.7	26.2	(77.0)	80.4	103.6	22.6	26.1
Franchise taxes	0.9	1.0	0.6	0.6	0.9	0.3	0.3
Impairment of long-lived assets(b)	33.0	21.3	132.2	—	1.1	—	—
Non-cash deferred compensation(c)	—	—	—	3.6	6.0	1.3	1.4
Written-off costs related to proposed public offering(d)	—	—	—	0.6	—	—	—
Non-cash reorganization costs(e)	—	3.0	9.1	13.5	(4.8)	(0.3)	(1.2)
Restructuring charges(f)	(2.7)	(0.8)	—	—	—	—	—
Non-cash portion of loss on extinguishment of debt(a)	1.0	—	—	—	—	—	1.8

Adjusted EBITDA	$97.9	$50.7	$64.9	$98.7	$106.8	$23.9	$28.4

(a)	In connection with the tender for, or redemption of, outstanding senior notes, we paid pre-payment premiums of $9 million and $7.8 million in 1999 and the three months ended March 31, 2004, respectively. Our loss on extinguishment of debt for 1999 includes the write-off of deferred debt fees of approximately $1 million. Our loss on extinguishment of debt for March 31, 2004 includes a write-off of loan fees related to our post-bankruptcy credit facilities of $1.8 million.

(b)	The impairment charge of $132.2 million in 2001 was primarily related to the rejection of 136 theatre leases during our reorganization under chapter 11 of the bankruptcy code, the decrease in value of our two entertainment centers, surplus equipment removed from our rejected and remaining theatres and decreases in the fair market values of our owned property. The impairment charges of $21.3 million and $33.0 million in 2000 and 1999, respectively, were primarily caused by reductions in estimated theatre cash flow due to the impact of competition on older theatres and theatre operating results. The impairment charge of $1.1 million in 2003 was primarily caused by reductions in estimated theatre cash flows due to the impact of new or increased competition on certain older, auditorium-style theatres, negative evaluation of the operating results produced from theatres previously converted to discount theatres and our inability to improve a marginal theatre’s operating results to a level that would support the carrying value of the long-lived asset.

(c)	The $3.6 million, $6.0 million, $1.3 million and $1.4 million stock-based employee compensation expense in 2002, 2003 and the three months ended March 31, 2003 and 2004, respectively, is related to grants of stock in the aggregate amount of 1,000,000 shares to our chief executive officer and seven other members of senior management that vest over a three-year period beginning in January 2005.

(d)	This charge relates to approximately $0.6 million in fees and expenses from our proposed offering of common stock in July 2002.

(e)	Reorganization costs include non-cash changes in estimates to outstanding disputed claims related to our reorganization under chapter 11 of the bankruptcy code.

(f)	In December 1998, our board of directors approved a restructuring plan involving the closure or disposition of a group of theatres in certain markets. We recognized a charge in 1998 of approximately $34.7 million to establish reserves for the future cash expenditures related to the restructuring plan. During June of 1999, we decreased our estimate of the total costs associated with the restructuring plan by $2.7 million because a lessor initiated an early buyout of a lease, which provided savings for the lease payments, utilities and other associated lease costs. During 2000, we negotiated a settlement with a lessor that eliminated future payments under the terms of the lease in exchange for theatre equipment and leasehold improvements. As a result, we reduced our reorganization reserve by $755,000.

(10)	Includes 28 theatres and 116 screens that we closed in 1999 as part of our 1998 restructuring plan. In addition, these amounts include 109 theatres and 519 screens that we closed upon approval of the bankruptcy court as follows: 84 theatres and 394 screens through December 31, 2000; an additional 17 theatres and 81 screens through December 31, 2001; and an additional eight theatres and 44 screens through December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and operating results should be read in conjunction with “Selected Historical Financial and Other Data” and our consolidated financial statements and accompanying notes that are incorporated by reference into this prospectus.

Results of Operations

Financial Reporting During Reorganization

      In connection with our bankruptcy proceedings, we were required to report in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, (“SOP 90-7”). SOP 90-7 requires, among other things, (i) that pre-petition liabilities that are subject to compromise be segregated in our consolidated balance sheet as liabilities subject to compromise and (ii) the identification of all transactions and events that are directly associated with our reorganization in the consolidated statement of operations.

Seasonality

      Typically, movie studios release films with the highest expected revenues during the summer and the holiday period between Thanksgiving and Christmas, causing seasonal fluctuations in revenues. However, movie studios are increasingly introducing more popular film titles throughout the year. In addition, in years where Christmas falls on a weekend day, our revenues are typically lower because our patrons generally have shorter holiday periods away from work or school.

Revenues

      We derive almost all of our revenues from box office admissions and concession sales. We recognize admissions revenues when movie tickets are sold at the box office, and concession sales revenues when the products are sold in the theatre. Admissions and concession sales revenues depend primarily upon attendance, ticket price and the price and volume of concession sales. Our attendance is affected by the quality and timing of movie releases and our ability to obtain films that appeal to patrons in our markets.

Expenses

      Film exhibition costs vary according to box office admissions and are accrued based on the specified splits of receipts in firm term agreements with movie distributors. The agreements usually provide for a decreasing percentage of box office admissions to be paid to the movie studio over the first few weeks of the movie’s run, subject to a floor for later weeks. Where firm terms do not apply, film exhibition costs are accrued based on estimates of the final settlement that is agreed between us and the movie studio after the completion of the movie’s run.

      Concession cost of sales are incurred as products are sold. We purchase substantially all of our beverage supplies from The Coca-Cola Company. We purchase substantially all of our other concession supplies from a single vendor of which we are the principal customer.

      Other theatre operating costs include labor, utilities and occupancy, and facility lease expenses. Labor costs have both a variable and fixed cost component. During non-peak periods, a minimum number of staff is required to operate a theatre facility. However, to handle attendance volume increases, theatre staffing and thus salaries and wages vary in relation to revenues. Utilities, repairs and maintenance services also have variable and fixed costs components. Our occupancy expenses and property taxes are primarily fixed costs, as we are generally required to pay applicable taxes, insurance and fixed minimum rent.

      Our general and administrative expenses include costs not specific to theatre operations, and are composed primarily of corporate overhead.

Net Operating Losses

      As of December 31, 2003, after utilizing approximately $25.0 million for 2003, we had approximately $90.4 million of federal and state operating loss carryforwards, or NOLs, with which to offset our future taxable income. NOLs may be carried back and then forward for specified periods. If they are not used to offset taxable income by the end of the carryforward period, they expire. However, the sale of our shares in this offering is expected to cause us to undergo an “ownership change” within the meaning of section 382(g) of the Internal Revenue Code of 1986, as amended. The ownership change will subject our NOLs to an annual use limitation that may restrict our ability to use them to offset our taxable income in periods subsequent to this offering.

      In general, an ownership change occurs if, on any testing date, the beneficial ownership of the corporation by one or more “5-percent stockholders” has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent stockholders during the testing period preceding such date. The change in our share ownership caused by this offering, together with the changes in our share ownership that occurred in our February recapitalization, are expected to exceed the 50 percentage point threshold. As a result, the maximum amount of pre-change NOLs that can be used to offset our taxable income in any given post-change year will be limited to the product of (1) the value of our equity immediately prior to the ownership change, subject to certain adjustments, and (2) an applicable federal long-term tax-exempt interest rate (the “tax-exempt AFR”), and is also increased by certain built-in gains recognized (or treated as recognized) during the five-year period following the ownership change. For this purpose, pursuant to IRS Notice 2003-65, the Company expects that it will be able to treat as recognized built-in gains the excess of (i) the cost recovery deductions that would be allowed to the Company for federal income tax purposes during such five-year period if the tax basis of the Company’s depreciable assets had been stepped up to their fair market value on the date of the ownership change, over (ii) the cost recovery deductions actually allowed to the Company during such period. While the amount of our annual use limitation cannot be determined definitively until the closing of this offering, for illustrative purposes only, if we were to use a share price of $33.00 per share to derive our adjusted equity value and apply the tax-exempt AFR published by the Internal Revenue Service for August 2004, and also take into account our estimate of certain amounts that should be treated as recognized built-in gains during the five-year period following the ownership change, our NOLs would become subject to an annual use limitation of approximately $27 million per year during the five-year period following the ownership change and would decrease to approximately $15 million per year thereafter. Any unused limitation would carry over to subsequent taxable years and increase the annual use limitation in such years. The annual use limitation would be pro rated for the post-change period ending on December 31, 2004. Our NOLs can be used to offset our income for the period ending on the date of closing of this offering without restriction.

      In addition to the ownership change we expect to undergo as a result of this offering, we determined that the issuance of common stock pursuant to our plan of reorganization caused an ownership change in 2002. However, this determination is not free from doubt due to complex legal and factual uncertainties and arguments can be advanced to support the contrary position. Based on our reported tax treatment, we believe that the special exception in section 382(l)(5) available to debtors in bankruptcy applied, so that our NOLs did not become subject to a section 382 limitation as a result of the stock issuance in our reorganization. If, however, we were to have undergone a second ownership change within two years following our date of reorganization — that is, by January 31, 2004 — and assuming that the stock issuance in our reorganization caused an ownership change, our NOLs would have become subject to a section 382 limitation of zero and their future use effectively would have been eliminated. We do not, however, believe that a second ownership change occurred within such two-year period. If, on the other hand, it were determined that we did not undergo an ownership change as a result of our bankruptcy reorganization, the issuance of our shares in February 2004, together with the change in ownership caused by the stock issuance in the reorganization, would have triggered an ownership change, which would subject our NOLs to an annual use limitation. In that event, however, the current offering likely would not produce a second ownership change.

      Future changes in the direct or indirect beneficial ownership of our common stock, which may be beyond our control, could trigger another ownership change and thus further limit, or possibly eliminate altogether, our ability to use these NOLs in subsequent taxable years.

Operating Statement Information

      The following table sets forth for the periods indicated the percentage of total revenues represented by certain items reflected in our consolidated statements of operations:

	For the Year Ended			Three Months
	December 31,			Ended March 31,

	2001	2002	2003	2003	2004

Revenues:
Admissions	68.2%	67.6%	67.3%	67.1%	68.0%
Concessions and other	31.8	32.4	32.7	32.9	32.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses:
Film exhibition costs(1)	37.5	37.3	36.6	31.4	31.0
Concession costs	4.4	3.8	3.7	3.7	3.5
Other theatre operating costs	39.8	36.0	36.8	42.0	39.3
General and administrative	1.9	3.0	3.1	3.2	3.3
Depreciation and amortization	9.2	6.3	6.4	7.5	7.1
Gain on sales of property and equipment	—	(0.1)	(0.6)	(2.3)	(0.3)
Impairment of long-lived assets	28.9	—	0.2	—	—

Total costs and expenses	121.8	86.4	86.2	85.5	83.9

Operating income (loss)	(21.8)	13.6	13.7	14.5	16.2
Loss on extinguishment of debt	—	—	—	—	8.2
Interest expense	1.3	20.3	8.1	10.0	6.3

Income (loss) before reorganization costs and income taxes	(23.2)	(6.7)	5.7	4.5	1.6
Reorganization costs (benefit)	4.3	4.1	(0.8)	0.1	(0.6)

Income (loss) before income taxes	(27.4)	(10.8)	6.5	4.4	2.2
Income tax expense (benefit)	—	(2.9)	(15.3)	—	0.9

Net income (loss)	(27.4)%	(7.9)%	21.8%	4.4%	1.4%

Other information:
Film exhibition costs as a % of admissions revenue(1)	54.9%	55.2%	54.3%	46.8%	45.7%
Concession costs as a % of concession revenue(2)	14.8%	12.7%	12.2%	12.5%	12.2%

(1)	Film exhibition costs include advertising expenses net of co-op reimbursements.

(2)	Concession costs of $20.2 million, $19.2 million, $18.0 million, $3.8 million and $4.1 million for the years 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively, and concession revenue of $136.7 million, $151.8 million, $146.4 million, $30.5 million and $33.7 million for the years 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2004

      Revenues. Total revenues increased 13.3% from $103.2 million for the three months ended March 31, 2003 to $116.9 million for the three months ended March 31, 2004. The increase in revenue is attributable to an 8.8% increase in attendance, as well as higher average admission and concession prices. Our average admission price was $4.85 for the three months ended March 31, 2003 compared to $5.13 for the three months ended March 31, 2004. The average concession sale per patron was $2.14 for the three months ended March 31, 2003 compared to $2.17 for the three months ended March 31, 2004. Attendance per average screen was 6,310 for the three months ended March 31, 2003 compared to 6,955 for the three months ended March 31, 2004. Higher average attendance and admission prices were driven largely by the success of “The Passion of the Christ”.

      We operated 304 theatres with 2,251 screens at March 31, 2003 compared to 291 theatres with 2,219 screens at March 31, 2004.

      Film exhibition costs, concession costs and other theatre operating costs. Film exhibition costs increased 12.0% from $32.4 million for the three months ended March 31, 2003 to $36.3 million for the three months ended March 31, 2004 due to increased sales volume associated with higher attendance and higher admission prices. As a percentage of admissions revenue, film exhibition costs were 46.8% for the three months ended March 31, 2003 as compared to 45.7% for the three months ended March 31, 2004. Concession costs increased 7.9% from $3.8 million for the three months ended March 31, 2003 to $4.1 million for the three months ended March 31, 2004 due to higher attendance. As a percentage of concessions and miscellaneous revenues, concession costs were 11.2% for the three months ended March 31, 2003 as compared to 11.0% for the three months ended March 31, 2004. Other theatre operating costs increased 6.0% from $43.3 million for the three months ended March 31, 2003 to $45.9 million for the three months ended March 31, 2004 due to higher attendance.

      General and administrative expenses. General and administrative expenses increased 15.2% from $3.3 million for the three months ended March 31, 2003 to $3.8 million for the three months ended March 31, 2004. The increases are due to non-cash deferred compensation expenses related to the 2002 Stock Plan and overall increases in other expenses. Expenses relating to the 2002 Stock Plan for the three months ended March 31, 2003 and 2004 were $1.3 million and $1.4 million, respectively.

      Depreciation and amortization expenses. Depreciation and amortization expenses increased 7.8% from $7.7 million for the three months ended March 31, 2003 to $8.3 million for the three months ended March 31, 2004. This increase reflects the effect of purchases of fixed assets during the latter portion of 2003 and first quarter 2004.

      Gain on sales of property and equipment. Gain on sales of property and equipment decreased 87.3% from $2.4 million for the three months ended March 31, 2003 to $305,000 for the three months ended March 31, 2004. This decrease was due to lower sales of surplus property. We sold five theatres and one parcel of land during the three months ended March 31, 2003 compared to one parcel of land during the three months ended March 31, 2004.

      Interest expense. Interest expense decreased 28.2% from $10.3 million for the three months ended March 31, 2003 to $7.4 million for the three months ended March 31, 2004. The decrease is related directly to lower indebtedness and interest rates obtained through our debt refinancing, as well as interest reductions created by lowering estimates on outstanding liabilities subject to compromise.

      Operating income. Operating income increased 26.0% from $15.0 million for the three months ended March 31, 2003 to $18.9 million for the three months ended March 31, 2004. As a percentage of revenues, the operating income for the three months ended March 31, 2003 was 14.5% compared to 16.2% for the three months ended March 31, 2004.

      Loss on extinguishment of debt. On February 4, 2004, we finalized a refinancing of our debt which resulted in the write-off of $1.8 million of loan fees related to the post-bankruptcy credit facilities and premium payments on the retirement of the 10 3/8% senior subordinated notes of $7.8 million.

      Income tax expense. Reflecting the reversal of the deferred tax asset valuation allowance at December 31, 2003, we recognized an income tax expense of $970,000 for the three months ended March 31, 2004, representing a combined federal and state tax rate of 37.3%, compared to no income tax expense for the three months ended March 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

      Revenues. Total revenues decreased 2.6% from $506.5 million for the year ended December 31, 2002 to $493.1 million for the year ended December 31, 2003 as a result of decreased attendance driving down admissions and concessions revenues, partially offset by increased ticket prices. Admissions decreased 3.1% from $342.8 million in 2002 to $332.1 million in 2003 due to a 4.0% decrease in overall attendance and a 0.6% increase in average ticket price. Concessions and other revenue decreased 1.6% from $163.6 million in 2002 to $161.0 million in 2003 due to (1) the attendance decrease, (2) a 0.9% increase in concession sales per patron and (3) a $2.1 million increase in other revenues. Other revenues consist of game machine revenue, screen advertising, family entertainment center revenue and other miscellaneous items.

      For the year ended December 31, 2002, our attendance per average screen was 30,781, our average admission price was $4.90, and our average concession sale per patron was $2.17. For the year ended December 31, 2003, our attendance per average screen was 29,835, our average admission price was $4.93, and our average concession sale per patron was $2.18. As a result of the decrease in attendance, our revenues per average screen decreased 1.7% from $222,735 to $218,961.

      We operated 308 theatres with 2,262 screens at December 31, 2002 and 299 theatres with 2,253 screens at December 31, 2003.

      Cost of operations. Total theatre operating costs, including film exhibition costs, concession costs and other theatre operating costs, decreased 2.9% from $391.3 million to $380.1 million. As a percentage of total revenues, cost of operations decreased from 77.3% to 77.1%. This was the result of improvement in concession cost of sales and improved operating leverage driven primarily by cost control measures and by an increase in other revenues of approximately $2.1 million over 2002. Film exhibition costs decreased 4.7% from $189.3 million to $180.4 million due to a decrease in admission sales offset by improved film rental arrangements.

      General and administrative expenses. General and administrative expenses increased 2.0% from $15.0 million to $15.3 million. This increase resulted primarily from an increase in non-cash deferred compensation charges from $3.6 million to $6.0 million, offset by cost control measures. As a percentage of total revenues, general and administrative costs increased from 3.0% to 3.1%.

      Depreciation and amortization expenses. Depreciation and amortization expenses decreased 0.9% from $32.1 million to $31.8 million as a result of our having fewer screens in operation. The impairment charge of $132.2 million in 2001 resulted in depreciation and amortization expenses for 2002 being approximately $13.6 million lower than they otherwise would have been.

      Gain on sales of property and equipment. Gains on sales of property and equipment increased from $0.7 million in 2002 to $3.0 million in 2003 due to the sale of 12 theatres and four parcels of land in 2003.

      Impairment charge. We recognized a non-cash impairment charge on long-lived assets in 2003 of $1.1 million due to changes in fundamental conditions in three of our markets, which were affected by competition. There was no comparable charge in 2002.

      Interest expense. Total interest for the year 2003 decreased from $102.8 million to $39.8 million. At emergence from chapter 11 on January 31, 2002, all past interest was required to be recognized. Excluding bankruptcy related items, interest for 2002 would have been approximately $47.5 million. The reduction in interest expense relates to scheduled amortization as well as mandatory prepayments as defined in our credit agreements.

      Income tax expense (benefit). Subsequent to December 31, 2003, in connection with the 2003 audit, we determined the available positive evidence carried more weight than the historical negative evidence and concluded it was more likely than not that the net deferred tax assets would be realized in future periods. Therefore, the $79.9 million valuation allowance was released creating an income tax benefit for 2003. The positive evidence management considered included operating income for 2002 and 2003, our subsequent stock offering and refinancing, resulting in significant prospective interest expense reduction, and anticipated operating income and cash flows for future periods in sufficient amounts to realize the net deferred tax assets. We recognized an income tax benefit of $75.3 million in 2003. Additionally, we paid $500,000 in alternative minimum tax estimates for the year ended December 31, 2003. The income tax benefit recorded in 2002 is the result of the Job Creation and Worker Assistance Act of 2002, which allowed for additional carryback of net operating losses resulting in a cash refund of approximately $14.7 million. As is customary, the Internal Revenue Service reviews refunds of this size. This review was completed on November 25, 2003 with no adjustments made by the Internal Revenue Service. The new law also temporarily suspends the 90% limitation found in Internal Revenue Code Section 56(d)(1) on the use of net operating loss carrybacks arising in tax years ending in 2001 and 2002 for alternative minimum tax purposes.

      Reorganization costs. We incurred reorganization costs of $20.5 million in 2002, including $8.0 million of professional fees, $8.9 million in non-cash transactions related to the extinguishment of pre-bankruptcy debt and other items totaling $3.6 million. Reorganization costs for 2003 consisted of a credit of $4.8 million as a result of changes in estimates on liabilities subject to compromise, partially offset by $0.7 million of professional and other expenses.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

      Revenues. Total revenues increased 10.8% from $457.0 million for the year ended December 31, 2001 to $506.5 million for the year ended December 31, 2002 as a result of increased attendance driving up admissions and concessions revenues, partially offset by the reduced number of screens. Admissions increased 9.9% from $311.8 million in 2001 to $342.8 million in 2002 due to an 8.3% increase in overall attendance and a 1.5% increase in average ticket price. Concessions and other revenue increased 12.7% from $145.1 million in 2001 to $163.6 million in 2002 due to (1) the attendance increase, (2) a 3.3% increase in concession sales per patron and (3) a $3.3 million increase in other revenues.

      For the year ended December 31, 2001, our attendance per average screen was 27,083, our average admission price was $4.83 and our average concession sale per patron was $2.10. For the year ended December 31, 2002, our attendance per average screen was 30,781, our average admission price was $4.90, and our average concession sale per patron was $2.17. As a result of these increases, our revenues per average screen increased 16.3% from $191,534 to $222,735.

      We operated 323 theatres with 2,333 screens at December 31, 2001 and 308 theatres with 2,262 screens at December 31, 2002.

      Cost of operations. Total theatre operating costs, including film exhibition costs, concession costs and other theatre operating costs, increased 4.8% from $373.4 million to $391.3 million. As a percentage of total revenues, cost of operations decreased from 81.7% to 77.3%. This was the result of improvement in concession cost of sales and improved operating leverage driven primarily by higher attendance and by an increase in other revenues of approximately $3.3 million over 2001. Film exhibition costs increased 10.6% from $171.2 million to $189.3 million due to an increase in admission sales.

      General and administrative expenses. General and administrative expenses increased 70.5% from $8.8 million to $15.0 million. This increase resulted primarily from non-cash deferred compensation charges of $3.6 million as described in notes 1 and 12 of the notes to annual audited consolidated financial statements, incorporated herein by reference, and the write-off of $552,000 of professional fees relating to our proposed equity offering that was suspended due to the decline in general market conditions. As a percentage of total revenues, general and administrative costs increased from 1.9% to 3.0%.

      Depreciation and amortization expenses. Depreciation and amortization expenses decreased 23.9% from $42.2 million to $32.1 million as a result of our having fewer screens in operation. Impairment charges of $21.3 million in 2000 resulted in depreciation and amortization expenses for 2001 being approximately $1.2 million lower than they otherwise would have been. The impairment charge of $132.2 million in 2001 resulted in depreciation and amortization expenses for 2002 being approximately $13.6 million lower than they otherwise would have been. Additionally, the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, halted the amortization of goodwill, which was approximately $1.5 million in 2001.

      Interest expense. Total interest for the year 2002 increased to $102.8 million from $6.1 million in 2001. For the year ended 2002, interest expense included $55.3 million of contractual interest related to prior periods which was not recorded until approval of the reorganization plan in accordance with SOP 90-7.

      Income tax expense. We recognized no income tax expense or benefit in 2001. The income tax benefit recorded in 2002 is the result of the Job Creation and Worker Assistance Act of 2002, which allowed for additional carryback of net operating losses resulting in a cash refund of approximately $14.7 million. As is customary, the Internal Revenue Service reviews refunds of this size. This review was completed on November 25, 2003 with no adjustments made by the Internal Revenue Service.

      Reorganization costs. We incurred reorganization costs of $19.5 million during 2001, including $8.2 million of professional fees and $16.4 million of asset impairments directly related to actions taken under the reorganization including, among other things, lease rejections. These costs have been offset by $3.1 million of interest income and gains on asset sales and $2.0 million in other expenses subsequent to the date we filed for bankruptcy under chapter 11. We also incurred reorganization costs of $20.5 million in 2002, including $8.0 million for professional fees and $8.9 million in non-cash transactions related to the extinguishment of pre-bankruptcy debt, as well as other items totaling $3.6 million.

Liquidity and Capital Resources

Recapitalization

      On February 4, 2004, we completed a public offering of 4,850,000 shares of our common stock (3,000,000 of which were issued and sold by us and 1,850,000 of which were sold by selling stockholders), priced at $32.00 per share. An additional 675,000 shares were sold by certain selling stockholders on February 11, 2004 pursuant to an underwriters’ over-allotment option. Net proceeds to us, after discounts and expenses, were $90.1 million. In addition, we completed a private offering of $150.0 million in aggregate principal amount of 7.500% senior subordinated notes due 2014 to institutional investors for net proceeds, after discounts and estimated expenses, of $143.9 million and entered into new senior secured credit facilities consisting of a $50.0 million 54-month revolving credit facility and a $100.0 million five-year term loan.

      We used the proceeds from the common stock offering, the 7.500% senior subordinated notes offering and the new term loan credit facility, as well as existing cash, to repay the outstanding balance of $168.7 million under our post-bankruptcy term loan credit agreement, tender for or redeem $154.3 million of our existing 10 3/8% senior subordinated notes, repay $9.1 million of our long-term trade payables and pay related transaction fees and expenses. See “Material Credit Agreements and Covenant Compliance” below for further discussion of our debt.

General

      Our revenues are collected in cash and credit card payments. Because we receive our revenues in cash prior to the payment of related expenses, we have an operating “float” which partially finances our operations. We had a working capital deficit of $17.7 million as of December 31, 2003 compared to a working capital deficit of $11.4 million as of March 31, 2004. The change in working capital as of March 31, 2004 reflects a reduction in current long-term debt through our recapitalization. We had working capital of $54.7 million at December 31, 2001 compared to a working capital deficit of $38.1 million as of December 31, 2002. The working capital deficit as of December 31, 2002 reflects cash settlements required at emergence from chapter 11, as well as mandatory payments defined in the plan of reorganization. The deficit will be funded through anticipated operating cash flows, as well as the ability to draw from our new revolving credit agreement. At June 30, 2004, we had available borrowing capacity of $50.0 million under our new revolving credit facility. As of June 30, 2004, we had approximately $50.3 million in cash and cash equivalents on hand.

      As discussed below under “Material Credit Agreements”, we refinanced our post-bankruptcy credit facilities subsequent to December 31, 2003. Our new revolving credit agreement generally limits our annual capital expenditures to $35 million per year. Any unused portion may be carried over to the succeeding year, with certain exceptions. We anticipate using the maximum amount allowed for the foreseeable future. During the three months ended March 31, 2004, we purchased property and equipment at a cost of approximately $3.4 million. Our total budgeted purchases of property and equipment for 2004 is $35.0 million, which we anticipate will be funded by using operating cash flows, available cash from our revolving line of credit and landlord-funded new construction and theatre remodeling, when available. For the year ended December 31, 2003, we made capital expenditures of approximately $18.8 million.

      Net cash used in operating activities was $13.4 million for the three months ended March 31, 2003 compared to $20.2 million for the three months ended March 31, 2004. This change is principally due to the accelerated payment of long-term trade payables provided for within the terms of our refinancing. Net cash provided by investing activities was $3.8 million for the three months ended March 31, 2003 compared to net cash used in investing activities of $2.8 million for the three months ended March 31, 2004. The changes resulted principally from decreased real estate sales activity in 2004. For the three months ended March 31, 2003, net cash used in financing activities was $4.0 million compared to net cash provided by financing activities of $8.5 million for the three months ended March 31, 2004 as a result of our refinancing.

      Net cash provided by operating activities was $15.6 million for the year ended December 31, 2002 compared to net cash provided by operating activities of $51.8 million for the year ended December 31, 2003. This change is due to increased profit from operations related primarily to lower interest expenses, offset by changes in accounts payable, payments to general unsecured creditors and other reorganization items. Net cash used in investing activities was $14.5 million for the year ended December 31, 2002 compared to net cash used in investing activities of $12.1 million for the year ended December 31, 2003. For the year ended December 31, 2002, net cash used in financing activities was $41.7 million compared to $51.9 million for the year ended December 31, 2003.

      Net cash provided by operating activities was $49.4 million for the year ended December 31, 2001, compared to net cash provided by operating activities of $15.6 million for the year ended December 31, 2002. The decrease in cash flow from operating activities was primarily due to cash requirements, primarily interest, payable at emergence from bankruptcy and changes in certain operating assets and liabilities. Net cash used in investing activities was $1.0 million for the year ended December 31, 2001 as compared to $14.5 million in 2002. This increase in cash used in investing activities was primarily due to emergence from chapter 11, which allowed us to increase capital spending. For the year ended December 31, 2001, net cash used in financing activities was $6.8 million compared to $41.7 million in 2002. The increase in net cash used in financing activities was primarily due to scheduled and mandatory payment requirements of our long-term debt agreements.

      Our liquidity needs are funded by operating cash flow, sales of surplus assets, availability under our new credit agreements and short term float. The exhibition industry is very seasonal with the studios normally releasing their premiere film product during the holiday season and summer months. This seasonal positioning of film product makes our needs for cash vary significantly from period to period. Additionally, the ultimate performance of the film product, any time during the calendar year, will have the most dramatic impact on our cash needs.

      Our ability to service our indebtedness will require a significant amount of cash. Our ability to generate this cash will depend largely on future operations. Based upon our current level of operations, we believe that cash flow from operations, available cash, sales of surplus assets and borrowings under our new credit agreements will be adequate to meet our liquidity needs for the next twelve months. However, the possibility exists that, if our liquidity needs are not met and we are unable to service our indebtedness, we could come into technical default under any of our debt instruments, causing the agents or trustees for those instruments to declare all payments due immediately or, in the case of the senior debt, to issue a payment blockage to the more junior debt. A similar situation contributed to the circumstances that led us to file our voluntary petition for relief under chapter 11 in August 2000.

      We cannot make assurances that our business will continue to generate significant cash flow to fund our liquidity needs. We are dependent to a large degree on the public’s acceptance of the films released by the studios. We are also subject to a high degree of competition and low barriers of entry into our industry. In the future, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot make assurances that we will be able to refinance any of our indebtedness or raise additional capital through other means, on commercially reasonable terms or at all. If we have insufficient cash flow to fund our liquidity needs and are unable to refinance our indebtedness or raise additional capital, we could come into technical default under our debt instruments as described above. In addition, we may be unable to pursue growth opportunities in new and existing markets and to fund our capital expenditure needs.

Material Credit Agreements

      As described below, our credit facilities and the indenture governing our 7.500% senior subordinated notes contain certain restrictive provisions which, among other things, limit additional indebtedness, limit capital expenditures, limit the payment of dividends and other defined restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of defined cash flows. As of June 30, 2004, we believe we were in compliance with all of our financial covenants contained in our credit facilities and the indenture governing our 7.500% senior subordinated notes.

Revolving Credit Facility

      On February 4, 2004, we entered into a new revolving credit facility with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole book runner and sole syndication agent and Wells Fargo Foothill, Inc. as administrative agent and collateral agent. The revolving credit facility provides for borrowings of up to $50.0 million. The interest rate for borrowings under the new revolving credit facility is set from time to time at our option (subject to certain conditions set forth in the new revolving credit facility) at either: (1) a specified base rate plus 2.25% or (2) LIBOR plus 3.25% per annum. The final maturity date of the facility is August 4, 2008.

      The new revolving credit facility contains covenants which, among other things, limit our ability, and that of our restricted subsidiaries, to:

•	pay dividends or make any other restricted payments;

•	create liens on our assets;

•	make certain investments;

•	dispose of interests in our subsidiaries;

•	consolidate, merge, transfer or sell assets or acquire properties or businesses;

•	enter into transactions with our affiliates; and

•	engage in any sale-leaseback or similar transaction involving any of our assets.

      Our new revolving credit facility generally prohibits us from incurring additional indebtedness or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In particular, our new revolving credit agreement generally prohibits us from incurring additional indebtedness other than purchase money debt or capital leases less than $10.0 million, acquired debt less than $10.0 million or subordinated debt or other unsecured debt less than $2.5 million, in each case subject to compliance with financial covenants. In addition, under our new revolving credit agreement, our capital expenditures generally may not exceed $35 million per year, plus any unused portion carried over from a preceding year, with certain exceptions. The new revolving credit facility also contains financial covenants that require us to maintain specified ratios of consolidated total debt to Adjusted EBITDA (no greater than 4.50 to 1.00) and Adjusted EBITDA to consolidated cash interest expense (not less than 2.00 to 1.00). The terms governing each of these ratios are defined in the new revolving credit facility. See “Selected Historical Financial and Other Data” for a discussion of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to net cash provided by operating activities.

      Our failure to comply with any of these covenants, including compliance with the financial ratios, is an event of default under the new revolving credit facility, in which case, the agent may, and if requested by the lenders holding a certain minimum percentage of the commitments shall, terminate the new revolving credit facility with respect to additional advances and may declare all or any portion of the obligations due and payable. Other events of default under the new revolving credit facility include:

•	our failure to pay principal or interest on the loans when due and payable, or our failure to pay certain expenses;

•	the occurrence of a change of control, as defined in the agreement; or

•	a breach or default by us or our subsidiaries under the new term loan facility, the indenture relating to the notes or other debt exceeding $2.5 million in any single case, or $5.0 million in the aggregate.

      Borrowings under the new revolving credit facility are secured by first priority security interests in substantially all of our tangible and intangible assets, including the capital stock of our subsidiaries. All of our subsidiaries guaranteed our obligations under the new revolving credit facility.

Term Loan Facility

      On February 4, 2004, we entered into a new term loan facility with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole book runner and sole syndication agent and National City Bank as administrative agent and collateral agent. The new term loan facility provides for borrowings of $100.0 million, which were drawn on the closing of the facility. The interest rate for the borrowings under the new term loan facility is equal to, at our option, (1) a specified base rate plus 2.25% or (2) LIBOR plus 3.25% per annum. The final maturity date of the loan is February 4, 2009. Under the facility we are required to make annual principal amortization payments of $1.0 million or $250,000 per quarter.

      The new term loan facility contains certain negative covenants that, among other things, limit our ability, and that of our restricted subsidiaries, to:

•	pay dividends or make any other restricted payments;

•	create liens on our assets;

•	make certain investments;

•	dispose of interests in our subsidiaries;

•	consolidate, merge, transfer or sell assets or acquire properties or businesses;

•	enter into transactions with our affiliates; and

•	engage in any sale-leaseback or similar transaction involving any of our assets.

      Under our new term loan facility, we are generally permitted to incur additional debt so long as we maintain a ratio of Adjusted EBITDA to consolidated fixed charges of greater than or equal to 2.00 to 1.00. Notwithstanding this limitation, we are also permitted to incur other indebtedness, including purchase money debt and capital leases less than $12.5 million, acquired debt of less than $12.5 million and other unsecured debt of up to $7.5 million.

      The lenders under the new term loan facility have a second priority security interest in substantially all our tangible and intangible assets, including the capital stock of our subsidiaries. All of the security interests and liens that secure the new term loan facility are junior and subordinate to the liens and security interests of the collateral agent under the new revolving facility. Our subsidiaries guaranteed our obligations under the new term loan facility.

      We may voluntarily pre-pay the term loan, in whole or in part, at (1) 103.0% of the amount repaid if such repayment occurs on or prior to the first anniversary of the closing of the new term loan facility; (2) 102.0% of the amount repaid if such repayment occurs after the first anniversary but before the second anniversary; (3) 101.0% of the amount repaid if such repayment occurs after the second anniversary but before the third anniversary and (4) 100% of the amount repaid if such repayment occurs after the third anniversary.

      Upon a change in control, as defined in the term loan facility agreement, subject to certain exceptions, we are required to offer to repurchase from each lender all or any portion of each lender’s term loans at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Senior Subordinated Notes

      On February 4, 2004, we completed an offering of $150.0 million in aggregate principal amount of 7.500% senior subordinated notes due February 15, 2014 to institutional investors.

      The indenture contains covenants, which, among other things, limit our ability, and that of our restricted subsidiaries, to:

•	make restricted payments;

•	create liens on our assets;

•	consolidate, merge or otherwise transfer or sell all or substantially all of our assets;

•	engage in certain sales of less than all or substantially all of our assets;

•	incur additional indebtedness;

•	issue certain types of stock; and

•	enter into transactions with affiliates.

      In addition, under the terms of the indenture governing the notes, we are prohibited from incurring any subordinated debt that is senior in any respect in right of payment to the notes. We have filed a registration statement with the Securities and Exchange Commission in order to effect an exchange of the notes for registered notes with the same terms.

      Upon a change of control, as defined in the indenture, subject to certain exceptions, we are required to offer to repurchase from each holder all or any part of each holder’s notes at a purchase price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

      The indenture contains customary events of default for agreements of that type, including payment defaults, covenant defaults and bankruptcy defaults. If any event of default under the new indenture occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Our subsidiaries have guaranteed the notes and such guarantees are junior and subordinated to the subsidiary guarantees of our senior debt on the same basis as the notes are junior and subordinated to the senior debt. Interest at 7.500% per annum from the issue date to maturity is payable on the notes each February 15 and August 15. The notes are redeemable at our option under certain conditions.

      In conjunction with this refinancing, we wrote-off loan fees relating to the post-bankruptcy credit facilities of $1.8 million and paid pre-payment premiums to retire the 10 3/8% senior subordinated notes in the amount of $7.8 million.

Contractual Obligations

      As of March 31, 2004, our long-term debt obligations, obligations to general unsecured creditors pursuant to the plan of reorganization and future minimum payments under capital leases and operating leases and the agreement with our chief executive officer (except as indicated) were as follows:

	Payments Due by Period

	Less than			More than
	1 Year	1-3 Years	4-5 Years	5 Years	Total

	(in thousands)
Term loan credit agreement(1)	$1,000	$2,000	$96,750	$—	$99,750
Revolving credit agreement(2)	—	—	50,000	—	50,000
7.500% senior subordinated notes(3)	—	—	—	150,000	150,000
General unsecured creditors(4)	—	—	19,567	—	19,567
Industrial revenue bond	610	—	—	—	610
Capital lease obligations	7,867	15,646	15,667	87,991	127,171
Operating leases	40,187	80,983	73,916	307,518	502,604
Employment agreement with Chief Executive Officer(5)	850	1,700	637	—	3,187

Total contractual cash obligations	$50,514	$100,329	$256,537	$545,509	$952,889

(1)	The term loan has a maturity date of February 4, 2009.

(2)	The revolving credit agreement has a maturity date of August 4, 2008. This presentation assumes the full $50.0 million commitment is outstanding and payable.

(3)	The maturity date for the 7.500% senior subordinated notes is February 15, 2014.

(4)	Our general unsecured creditors are due semi-annual payments of $2.5 million plus interest with a maturity of January 31, 2007.

(5)	The employment agreement with our Chief Executive Officer provides for compensation of $850,000 per year for five years commencing January 31, 2002. The above table does not include bonus payments of up to 50% of his base salary if certain performance goals are achieved. The table also excludes a dividend related bonus of $136,500 paid to Mr. Patrick in connection with the dividend paid on August 2, 2004, as well as bonuses that may be payable to Mr. Patrick in connection with future dividends. Pursuant to Mr. Patrick’s employment agreement, we have agreed to pay Mr. Patrick a bonus in any quarter that we pay a dividend equal to the number of shares remaining to be issued pursuant to the employment agreement multiplied by the quarterly dividend per share for such quarter. Under the agreement we are obligated to deliver an aggregate of 780,000 shares of common stock to Mr. Patrick in equal installments on January 31, 2005, January 31, 2006 and January 31, 2007.

Off-Balance Sheet Arrangements

      As of March 31, 2004, we did not have any off-balance sheet financing transactions or arrangements other than disclosed in the table above.

Asset Impairments

      In 2001 and 2003, we identified impairments of asset values for certain theatres and a joint venture investment in three movie theatre-entertainment complexes, which we reflected as operating expenses in our consolidated financial statements. Based on our analysis, no such charges were required in 2002. The table below sets out certain information concerning these impairments:

(in millions except number of theatres and screens)	2001	2003

Annual impairment charge included in operations	$132.2	$1.1
Impairment charge included in reorganization costs	16.4	—

Total impairment charge	148.6	1.1
Reduction in carrying values	235.1	3.0
Reduction in accumulated depreciation and amortization expenses	$(86.5)	$(1.9)
Number of theatres affected	287	4
Number of screens affected	2,126	27

      The impairment charge in 2003 was primarily caused by reductions in estimated theatre cash flows due to the impact of new or increased competition on certain older, auditorium-style theatres, negative evaluation of the operating results produced from theatres previously converted to discount theatres, or our inability to improve a marginal theatre’s operating results to a level that would support the carrying value of the long-lived assets.

      The impairment charge recognized in 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on theatres for which we rejected leases, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed or rejected theatres. Additionally, in 2001 we included impairment charges related to equipment of $34.1 million, based on our reduced capital building program for the future as well as the excess supply of equipment in inventory.

      We had approximately $23.4 million of goodwill recorded at December 31, 2003 and 2002. The goodwill values arose from our acquisitions during the period from 1982 through 1997. We consider all of our consolidated operations as a reporting unit under SFAS No. 142 (as defined below). See note 4 of the notes to annual audited consolidated financial statements, incorporated herein by reference.

Critical Accounting Policies

      The preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. On an on-going basis, we evaluate our estimates and judgments, including those related to leasing transactions, depreciation of property and equipment, income taxes, litigation and other contingencies and, in particular, those related to impairment of long-lived assets including goodwill. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and such difference could be material. All critical accounting estimates have been discussed with our audit committee.

      We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

Property and Equipment

      Property and equipment are carried at cost, net of accumulated depreciation, or cost adjusted for recognized impairments. Assets held for disposal are reported at the lower of the asset’s carrying amount or its fair value less costs to sell. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying consolidated statements of operations. Although we use accelerated methods of depreciation for income tax purposes, for financial reporting purposes, we compute depreciation on a straight-line basis as follows:

Building and improvements	20-30 years
Leasehold improvements*	15-30 years
Leasehold interests*	15-30 years
Equipment	5-15 years

*	Number of years is based on the terms of the applicable lease

Impairment of Property and Equipment, Including Goodwill

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In general, SFAS No. 142 requires that we assess the fair value of the net assets underlying our acquisition related goodwill on a business by business basis. We consider all of our consolidated operations to be our reporting unit for SFAS No. 142 purposes. We evaluate goodwill impairment by comparing discounted cash flows against carrying values. Where that fair value is less than the related carrying value, we have reduced the amount of the goodwill. These reductions were made retroactive to January 1, 2002. SFAS No. 142 also requires that we discontinue the amortization of our acquisition related goodwill. As of December 31, 2003, our financial statements included acquisition related goodwill of $23.4 million, net of previous amortization.

      We account for our property and equipment in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). We review our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically review and monitor our internal management reports and the competition in our markets for indicators of impairment. We consider a trend of operating results that are not in line with management’s expectations to be the primary indicator of potential impairment. An additional impairment indicator used by management is the existence of competition in a market, either from third parties or from our own expansion. For purposes of SFAS No. 144, assets are evaluated for impairment at the theatre level except when multiple theatres are located in the same geographic area. Management believes this is the lowest level for which there are identifiable cash flows. We deem there to be an impairment if a forecast of undiscounted future operating cash flows directly related to the theatre or market, including estimated disposal value if any, is less than its carrying amount. If there is a determination of an impairment, the loss is measured as the amount by which the carrying amount of the theatre or market exceeds its fair value. Fair value is based on management’s estimates which are based on using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

      See “Asset Impairments” above for additional information regarding the effects of SFAS No. 144 on the 2003 and 2001 consolidated financial statements.

Bankruptcy Matters

      As debtors-in-possession, we had the right, subject to bankruptcy court approval and certain other limitations, to assume or reject executory contracts and unexpired leases during our reorganization. Any damages resulting from rejection of executory contracts or unexpired leases were treated as general unsecured claims in our reorganization. During our reorganization, we received approval from the bankruptcy court to reject theatre leases on 136 of our theatre locations. We estimate that our aggregate liability at June 30, 2004 for general unsecured creditors is approximately $16.3 million, which includes our estimated liability for damages resulting from the rejection of executory contracts and unexpired leases which we have not already paid. As of June 30, 2004, total accrued interest on those claims was $4.4 million. We cannot presently determine with certainty the ultimate liability that may result; however, the bankruptcy court still maintains jurisdiction over certain matters related to the implementation of the plan of reorganization, including the unresolved disputed claims. We have made our best estimate of such liability given the facts available at this time. If we are unable to resolve these claims with the unsecured creditors we may petition the bankruptcy court to resolve them.

Leases

      We operate most of our theatres under non-cancelable operating lease agreements. These leases generally provide for the payment of fixed monthly rentals, property taxes, common area maintenance, insurance and repairs. Certain of these leases provide for escalating lease payments over the terms of the leases. Moreover, certain leases also include contingent rental fees based on a percentage of sales. At our option, we can renew a substantial portion of our theatre leases, at the then fair rental rate, for various periods with the maximum renewal period generally totaling 10-20 years. For financial statement purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the initial lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability and is amortized to rental expense over the remaining term of the lease.

Percentage Rent

      Several leases have a contingent component called percentage rent. Percentage rent is based on a percentage of defined revenue factors over a fixed breakpoint for the lease year as described within the lease. We accrue for this contingent liability monthly based on the trailing twelve months activity of the affected theatre. Payment of this liability is defined within the lease and the accrual is reconciled at the end of the lease year.

Income Taxes

      We use the liability method of accounting for income taxes, which requires recognition of temporary differences between financial statement and income tax basis of assets and liabilities, measured by enacted tax rates.

      In 2000 we established a valuation allowance in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. We periodically review the adequacy of the valuation allowance and recognize the benefits of deferred tax assets only as reassessment indicates that it is more likely than not that the deferred tax assets will be realized. For the year ended December 31, 2003, we determined that it is more likely than not that the deferred tax assets will be realized in the future. Accordingly, the valuation of approximately $79.9 million was released and a deferred tax asset of $75.3 million was recognized.

Impact of Recently Issued Accounting Standards

      In January 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R is currently effective for all new variable interest entities created or acquired after February 1, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46R must be applied for the first interim or annual period ending after March 15, 2004. Adoption of FIN 46R had no effect on our financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. With the exception of certain measurement criteria deferred indefinitely by the FASB, SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. We do not currently have any such instruments and therefore the adoption of SFAS No. 150 did not have an impact on our financial condition, results of operations or cash flows.

BUSINESS

Overview

      We are one of the largest motion picture exhibitors in the United States. As of June 30, 2004, we owned, operated or had an interest in 291 theatres with 2,229 screens located in 36 states, making us the second largest exhibitor in the country by number of theatres and the fourth largest by number of screens. We owned 70 of these theatres, leased 217 of these theatres and operated an additional four theatres under shared ownership. We operate a modern theatre circuit; since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Of our 291 theatres, 251 show films on a first-run basis and 40 are discount theatres. In 2003, we generated total revenue of $493.1 million, pretax income of $32.1 million and net income of $107.4 million. For the three months ended March 31, 2004, we generated total revenue of $116.9 million, pretax income of $2.6 million and net income of $1.6 million.

      We target small- to mid-size, non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000 people. We believe there are several benefits of operating in small- to mid-size markets, including:

•	Less competition from other exhibitors. We believe a majority of our theatres have limited competition for patrons. We believe most of our markets are already adequately screened and our smaller markets in particular cannot support significantly more screens. In addition, because most of our principal competitors are focused on building megaplexes, we do not expect many of our markets to be targeted by our competitors for new theatres.

•	Lower operating costs. We believe that we benefit from lower labor, occupancy and maintenance costs than most other large exhibitors. For example, as of June 30, 2004, approximately 48% of our hourly employees worked for the federal minimum wage. Additionally, we own 70, or approximately 24%, of our theatres, which we believe provides us with further cost benefits. We believe the percentage of our owned theatres is among the highest of the large public theatre exhibitors.

•	Fewer alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports and cultural events are more likely to be available.

•	Greater access to film product. We believe we are the sole exhibitor in approximately 75% of our film licensing zones, which we believe provides us with greater flexibility in selecting films that meet the preferences of patrons in our markets.

      The following table sets forth geographic information regarding our theatre circuit as of June 30, 2004:

State	Theatres	Screens

Alabama	17	152
Arkansas	9	78
Colorado	8	57
Delaware	1	14
Florida	10	80
Georgia	27	226
Idaho	4	17
Illinois	1	2
Iowa	9	87
Kansas	1	12
Kentucky	9	45
Louisiana	3	22
Maryland	1	8
Michigan	1	5
Minnesota	6	65
Missouri	1	8
Montana	13	74
Nebraska	5	19
New Mexico	1	2
New York	1	8
North Carolina	35	293
North Dakota	7	44
Ohio	6	39
Oklahoma	10	52
Oregon	1	12
Pennsylvania	25	189
South Carolina	14	102
South Dakota	5	35
Tennessee	27	220
Texas	12	91
Utah	3	39
Virginia	9	65
Washington	1	12
West Virginia	4	28
Wisconsin	2	18
Wyoming	2	9

Totals	291	2,229

      From time to time, we convert weaker performing theatres to discount theatres for the exhibition of films that have previously been shown on a first-run basis. Many of these theatres are typically in smaller markets where we are the only exhibitor in the market. At June 30, 2004, we operated 40 theatres with 173 screens as discount theatres. We also operate a very small number of theatres for the exhibition of first-run films at a reduced admission price.

      We are the sole exhibitor in many of the small- to mid-size markets in which we operate. The introduction of a competing theatre in these markets could significantly impact the performance of our theatres. In addition, the type of motion pictures preferred by patrons in these markets is typically more limited than in larger markets, which increases the importance of selecting films that will appeal to patrons in our specific theatre markets.

Our Strategy

      Our strategic plan has four principal elements:

•	maximize the cash flows of our existing theatre circuit;

•	pursue selected growth opportunities in existing and new markets;

•	further reduce our debt; and

•	leverage the experience of our management team.

      Maximize the cash flows of our existing theatre circuit. We believe that our strong competitive position in the small- to mid-size markets in which we operate and our focus on customer satisfaction will continue to drive growth in our revenue and profitability, while enhancing the stability of our cash flows. Our experience in these markets enables us to manage our film, concession and other theatre-level costs effectively.

      We seek to increase our revenues and operating margins. In addition to periodically increasing our ticket prices, typically in line with our industry, we focus on maximizing concession sales per patron. We train our employees to minimize waiting time, allowing us to serve more customers before the start of a show, as well as to “upsell” our patrons into larger sized concession products that carry higher margins. Additionally, we regularly undertake reviews of rent, theatre operating costs and corporate overhead to determine where we can enhance productivity and reduce costs without affecting the quality of our service.

      We are also focused on continuously upgrading our existing theatres. Since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Rebuilding typically involves conversion of a theatre to stadium seating. Refurbishment can include updating seats, enhancing the sound system, including digital sound, or replacing furnishings. We believe that we will need to invest relatively modest amounts in annual maintenance capital expenditures for the foreseeable future.

      Pursue selected growth opportunities in existing and new markets. We will continue to seek, on a selective basis, complementary development and acquisition opportunities to further enhance our competitive position in our existing and new markets. We leverage our detailed knowledge of local markets to identify opportunities to build new or replacement theatres or expand existing theatres. We selectively evaluate these opportunities and invest when we believe we can generate attractive rates of return. We believe we can selectively add screen capacity to our existing theatres in growing markets with relatively low capital expenditures.

      Further reduce our debt. We intend to use future cash flows from our operating activities in part to further reduce debt. We believe that debt reduction will increase our financial flexibility and enhance stockholder returns.

      Leverage the experience of our management team. Carmike Cinemas was founded by members of the Patrick family in 1982, with its predecessor companies dating back to the 1930s. Michael W. Patrick has been our Chief Executive Officer since 1989 and has been with us since our inception. He oversees a senior management team that has an average of more than 20 years of industry experience. We have established a stock compensation plan for members of our senior management that we believe aligns their interests with those of our investors.

      Our ability to execute our strategic plan is subject to various risks, including many of the risks described in this prospectus under the heading “Risk Factors”. In particular, our ability to continue our revenue growth depends to a substantial degree on the availability of suitable motion pictures that appeal to patrons in our target markets. In addition, our focus on upgrading and refurbishing our theatres and further reducing our debt will depend in part on our continued ability to generate cash flow for such purposes. Finally, our ability to execute our growth strategy will depend in part on our ability to identify acquisition opportunities at attractive prices.

Our Industry

      According to data from the Motion Picture Association of America, or MPAA, U.S. box office revenue grew at a compound annual rate of approximately 6% from 1993 through 2003. This exceeded growth in gross domestic product in eight of those eleven years. In 2002, box office revenues reached a record high of $9.52 billion after ten consecutive years of increases in revenue and remained strong in 2003 at $9.49 billion. The industry’s success in 2002 and 2003 was driven in part by attendance, reaching 1.64 billion patrons in 2002 and 1.57 billion patrons in 2003.

      We believe the growth in industry box office revenues has been, and will continue to be, driven in part by increased studio marketing expenditures. Movie studios increased marketing expenditures per new film at a compound annual growth rate of approximately 10% between 1995 and 2003, according to the MPAA. Because domestic movie theatres are the primary distribution channel for domestic film releases, the theatrical success of a film is often the most important factor in establishing its value in other film distribution channels, including home video, cable television, broadcast television and international releases. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues for them.

      In addition to increased studio spending on the marketing of new film releases, we believe that the film exhibition industry will continue to benefit from the following trends:

•	development of strong film franchises;

•	increased cross-branding of films from successful television programs and video games;

•	continued development of modern theatres with stadium seating and digital sound; and

•	reduced seasonality of revenues.

Theatre Development and Operations

Development

      We carefully review small- to mid-size markets to evaluate the return on capital of opportunities to build new theatres or renovate our existing theatres. The circumstances under which we believe we are best positioned to benefit from building new theatres are in markets in which:

•	we believe building a new theatre provides an attractive cash flow opportunity;

•	we already operate a theatre and could best protect that theatre by expanding our presence; or

•	a film licensing zone is currently underserved by an exhibitor.

In general, we do not believe that building theatres in film licensing zones in which competitors operate provides attractive investment opportunities for us.

      Our bankruptcy and the excessive number of screens resulting from the industry’s overbuilding of theatres in the last few years have been significant influences on our current growth strategy. We opened two theatres during the year ended December 31, 2003 and one theatre during the six months ended June 30, 2004. If opportunities exist where new construction will be profitable to us, we will consider building additional theatres in future periods. From January 31, 2002, through June 30, 2004, we closed approximately 9% of our theatres. We continuously analyze our theatres and evaluate approaches to optimize our portfolio.

      The following table shows information about the changes in our theatre circuit during the periods presented:

			Average
			Screens/
	Theatres	Screens	Theatre

Total at December 31, 2000	352	2,438	6.9
New Construction	1	16
Closures	(30)	(121)

Total at December 31, 2001	323	2,333	7.2
New Construction	0	0
Closures	(15)	(71)

Total at December 31, 2002	308	2,262	7.3
New Construction	2	31
Closures	(11)	(40)

Total at December 31, 2003	299	2,253	7.5
New Construction(1)	1	16
Closures	(9)	(40)

Total at June 30, 2004	291	2,229	7.7

(1)	Includes new construction of screens at existing theatres.

Operations

      Our theatre operations are under the supervision of our Chief Operating Officer, our General Manager of Operations and four division managers. The division managers are responsible for implementing our operating policies and supervising our eighteen operating districts. Each operating district has a district manager who is responsible for overseeing the day-to-day operations of our theatres. Corporate policy development, strategic planning, site selection and lease negotiation, theatre design and construction, concession purchasing, film licensing, advertising, and financial and accounting activities are centralized at our corporate headquarters.

      We have an incentive bonus program for theatre level management, which provides for bonuses based on incremental improvements in theatre profitability, including concession sales. As part of this program, we evaluate “mystery shopper” reports on the quality of service, cleanliness and film presentation at individual theatres.

      Box office admissions. The majority of our revenues come from the sale of movie tickets. For the year ended December 31, 2003 and three months ended March 31, 2004, box office admissions totaled $332.1 million and $79.5 million, respectively, or 67.3% and 68.0% of total revenues, respectively. At June 30, 2004, of our 291 theatres, 251 showed “first-run” films, which we license from distributors owned by the major studios, as well as from independent distributors. The remaining 40 of our theatres featured pictures at a discount price.

      Most of the tickets we sell are sold at our theatre box offices immediately before the start of a picture. As of June 30, 2004, at 43 of our theatres, patrons can buy tickets in advance either over the phone or on the Internet. These alternate sales methods do not currently represent a meaningful portion of our revenues, nor are they expected to be in the near term.

      Concessions. Concession sales are our second largest revenue source after box office admissions, constituting 29.9% and 28.8% of total revenues for the year ended December 31, 2003 and three months ended March 31, 2004, respectively. Our strategy emphasizes quick and efficient service built around a limited menu primarily focused on higher margin items such as popcorn, candy and soft drinks. In addition, in a limited number of markets, we offer bottled water, frozen drinks, coffee, ice cream, hot dogs and pretzels in order to respond to competitive conditions. We actively seek to promote concession sales through the design and appearance of our concession stands, the introduction of special promotions from time to time, by reducing wait times and by training our employees to “upsell” products. In addition, our management incentive bonus program includes concession results as a component of determining the bonus awards. We manage all inventory purchasing centrally with authority required from our central office before orders may be placed.

      During 2003 and the six months ended June 30, 2004, we purchased substantially all of our concession supplies and janitorial supplies from Showtime Concession, except for beverage supplies. We are by far the largest customer of Showtime Concession. Our current agreement with Showtime Concession will expire on December 8, 2006. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors which are likely to be, in the aggregate, less favorable to us than the current arrangement.

      During 2003 and the six months ended June 30, 2004, we purchased our beverage supplies from The Coca-Cola Company. Our current agreement with The Coca-Cola Company will expire on December 31, 2008. Under the agreement, our beverage supply costs are established by The Coca-Cola Company from time to time. However, in the case of certain price increases, we may terminate the agreement upon 60 days notice. If beverage supply costs increase such that we terminate the agreement and subsequently we are unable to negotiate favorable terms with The Coca-Cola Company or a competing beverage supplier, our margins on concessions may be negatively impacted.

      Other revenues. Most of our theatres include electronic video games located in or adjacent to the lobby. We also generate revenues through on-screen advertising on all of our screens. We operate two family entertainment centers under the name Hollywood Connection® that feature multiplex theatres and other forms of family entertainment. These revenue streams comprised the remaining 2.8% and 3.2% of our revenue generation for the year ended December 31, 2003 and three months ended March 31, 2004, respectively.

Film Licensing

      We obtain licenses to exhibit films by directly negotiating with film distributors. We license films through our booking office located in Columbus, Georgia. Our Senior Vice President — Film, in consultation with our Chief Executive Officer, directs our motion picture bookings.

      Prior to negotiating for a film license, our Senior Vice President — Film and film-booking personnel evaluate the prospects for upcoming films. The criteria considered for each film include cast, director, plot, performance of similar films, estimated film rental costs and expected MPAA rating. Because we only license a portion of newly released first-run films, our success in licensing depends greatly upon the availability of commercially popular motion pictures, but also upon our knowledge of the preferences of patrons in our markets and insight into trends in those preferences. We maintain a database that includes revenue information on films previously exhibited in our markets. We use this historical information to match new films with particular markets so as to maximize revenues. The table below depicts the industry’s top 10 films for the year ended December 31, 2003 compared to our top 10 films for the same period, based on reported gross receipts:

Industry		Carmike Cinemas

1.	Finding Nemo	1.	Finding Nemo
2.	Pirates of the Caribbean: The Curse of the Black Pearl	2.	Pirates of the Caribbean: The Curse of the Black Pearl
3.	The Matrix Reloaded	3.	Bruce Almighty
4.	Lord of the Rings: The Return of the King	4.	The Matrix Reloaded
5.	Bruce Almighty	5.	X2: X-Men United
6.	X2: X-Men United	6.	Lord of the Rings: The Return of the King
7.	Elf	7.	Elf
8.	Terminator 3: Rise of the Machines	8.	Anger Management
9.	Bad Boys II	9.	2 Fast 2 Furious
10.	The Matrix Revolutions	10.	The Hulk

Film Rental Fees

      We typically enter into licenses that provide for rental fees based on either “firm terms” established prior to the opening of the picture or on a mutually agreed “settlement” upon the conclusion of the film run. Under a firm terms formula, we pay the distributor a specified percentage of the box office receipts, and this percentage declines over the term of the run. Firm term film rental fees are generally the greater of (1) 60 to 70% of gross box office receipts, gradually declining to as low as 30% over a period of four to seven weeks or (2) a specified percentage (e.g., 90%) of the excess gross box office receipts over a negotiated allowance for theatre expenses (commonly known as a “90-10” arrangement). The settlement process allows for negotiation based upon how a film actually performs. A firm terms agreement could result in lower than anticipated film rent if the film outperforms expectations especially with respect to the film’s run and, conversely, there is a downside risk when the film underperforms.

Film Licensing Zones

      Film licensing zones are geographic areas established by film distributors where any given film is allocated to only one theatre within that area. In our markets, these zones generally encompass three to five miles. In film licensing zones where we have little or no competition, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. In competitive film licensing zones, a distributor will allocate its films among the exhibitors in the zone. When films are licensed under the allocation process, a distributor will choose which exhibitor is offered a movie and then that exhibitor will negotiate film rental terms directly with the distributor for the film.

Relationship With Distributors

      We depend on, among other things, the quality, quantity, availability and acceptance by movie-going customers of the motion pictures produced by the motion picture production companies and licensed for exhibition to the motion picture exhibitors by distribution companies. Disruption in the production of motion pictures by the major studios and/or independent producers or poor performance of motion pictures could have an adverse effect on our business.

      While there are numerous distributors that provide quality first-run movies to the motion picture exhibition industry, the following ten distributors accounted for approximately 99.7% and 70% of our box office admissions during the year ended December 31, 2003 and three months ended March 31, 2004, respectively: Buena Vista, DreamWorks, Fox, MGM/UA, Miramax, New Line Cinema, Paramount, Sony, Universal and Warner Brothers.

Management Information Systems

      We have developed a proprietary computer system, which we call IQ-Zero, that is installed in each of our theatres. IQ-Zero allows us to centralize most theatre-level administrative functions at our corporate headquarters, creating significant operating leverage. IQ-Zero allows corporate management to monitor ticket and concession sales and box office and concession staffing on a daily basis, enabling our theatre managers to focus on the day-to-day operations of the theatre. In addition, the system also coordinates payroll, tracks theatre invoices and generates operating reports analyzing film performance and theatre profitability. IQ-Zero also generates information we use to quickly detect theft. IQ-2000 is an enhanced version of the IQ-Zero system and has been installed in our theatres built since 1999. IQ-2000 facilitates new services such as advanced ticket sales and Internet ticket sales. Its expanded capacity will allow for future growth and more detailed data tracking and trend analysis. There is active communication between the theatres and corporate headquarters, which allows our senior management to react to vital profit and staffing information on a daily basis and perform the majority of the theatre-level administrative functions.

Competition

      The motion picture exhibition industry is fragmented and highly competitive. In markets where we are not the sole exhibitor, we compete against regional and independent operators as well as the larger theatre circuit operators.

      Our operations are subject to varying degrees of competition with respect to film licensing, attracting customers, obtaining new theatre sites or acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres, which may have a material adverse effect on our theatres. Competitors have built or are planning to build theatres in certain areas in which we operate, which has resulted and may continue to result in excess capacity in such areas which adversely affects attendance and pricing at our theatres in such areas.

      From the mid- to late-1990s, industry screen count grew faster than attendance. As a result of this rapid overbuilding, the total number of screens reached an all-time high of 37,396 in 2000, according to the MPAA. When the economics of many of these theatres became unsustainable, most major exhibitors, ourselves included, were required to restructure and to close underperforming locations. At December 31, 2003, the domestic screen count was 35,786. We believe the reduction in screen count, combined with the trends described above, has meaningfully improved the economics of the film exhibition industry.

      The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older and smaller theatres, including theatres operated by us. In addition, demographic changes and competitive pressures can lead to a theatre location becoming impaired. However, at this time we are not aware of any such situations.

      In addition to competition with other motion picture exhibitors, our theatres face competition from a number of alternative motion picture exhibition delivery systems, such as cable television, satellite and pay-per-view services and home video systems. The expansion of such delivery systems could have a material adverse effect upon our business and results of operations. We also compete for the public’s leisure time and disposable income with all forms of entertainment, including sporting events, concerts, live theatre and restaurants.

Regulatory Environment

      The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Certain consent decrees resulting from such cases bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre basis. Consequently, exhibitors such as our company cannot assure themselves of a supply of motion pictures by entering into long-term arrangements with major distributors but must compete for licenses on a film-by-film and theatre-by-theatre basis.

      The Americans with Disabilities Act (“ADA”), which became effective in 1992, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including theatres (both existing and newly constructed), be accessible to patrons with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. Also, the ADA may require certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. For example, we are aware of several lawsuits that have been filed against other exhibitors by disabled moviegoers alleging that certain stadium seating designs violate the ADA.

      On June 30, 1998, we executed a settlement agreement with the U.S. Department of Justice under Title III of the ADA. Under the settlement agreement, we agreed to complete the readily achievable removal of barriers to accessibility, or alternatives to barrier removal, at two theatres in Des Moines, Iowa and to distribute to all of our theatres a questionnaire designed to assist our management in the identification of existing and potential barriers and a threshold determination of what steps might be available for removal of such existing and potential barriers. We were not required to pay any damages or fines. We continue to assess the impact of such questionnaires on our theatres. We construct new theatres to be accessible to the disabled and believe we are otherwise in substantial compliance with applicable regulations relating to accommodating the needs of the disabled. We have a Director of ADA Compliance to monitor our ADA requirements.

      Our theatre operations are also subject to federal, state and local laws governing such matters as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship, and health and sanitation requirements and licensing. We believe that our theatres are in material compliance with such requirements.

      We own, manage and/or operate theatres and other properties that may be subject to certain U.S. federal, state and local laws and regulations relating to environmental protection, including those governing past or present releases of hazardous substances. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of such contamination, regardless of fault or the legality of original disposal. These persons include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. Other environmental laws, such as those regulating wetlands, may affect our site development activities, and some environmental laws, such as those regulating the use of fuel tanks, could affect our ongoing operations. Additionally, in the course of maintaining and renovating our theatres and other properties, we periodically encounter asbestos containing materials that must be handled and disposed of in accordance with federal, state and local laws, regulations and ordinances. Such laws may impose liability for release of asbestos containing materials and may entitle third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos containing materials. We believe that our activities are in material compliance with such requirements.

Employees

      As of June 30, 2004, we had approximately 9,179 employees, of which 26 were covered by collective bargaining agreements and 8,629 were part-time. As of June 30, 2004, approximately 48% of our hourly employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. We believe we are more dependent upon minimum wage employees than most other motion picture exhibitors. Although our ability to secure employees at the minimum wage in our smaller markets is advantageous to us because it lowers our labor costs, we are also more likely than other exhibitors to be immediately and adversely affected if the minimum wage is raised.

Properties

      As of June 30, 2004, we owned 70 of our theatres and leased 217 of our theatres. We operated an additional four theatres under shared ownership.

      We typically enter into long-term leases that provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. We, at our option, can renew a substantial portion of our theatre leases at the then fair rental rate for various periods with renewal periods of up to 20 years.

      We own our headquarters building, which has approximately 48,500 square feet, in Columbus, Georgia. Pursuant to the terms of industrial revenue bonds which were issued in connection with the construction of the corporate office, our interest in the building is encumbered by a lien in favor of the Downtown Development Authority of Columbus, Georgia.

Legal Proceedings

      From time to time, we are involved in routine litigation and legal proceedings in the ordinary course of our business, such as personal injury claims, employment matters, contractual disputes and claims alleging ADA violations. Currently, we do not have pending any litigation or proceedings that we believe will have a material adverse effect, either individually or in the aggregate, upon us. In addition, we emerged from bankruptcy under chapter 11 on January 31, 2002.

      Five current and three former employees at one of our theatres recently filed charges of discrimination against us with the U.S. Equal Employment Opportunity Commission, or the EEOC. These employees alleged that they were sexually harassed by a supervisor over a nine month period in 2003. Unknown to us during the time he was employed by Carmike, the supervisor had a criminal record relating to indecent liberties with a minor. On June 18, 2004, the EEOC issued determinations and invitations to conciliate in connection with all eight charges. In each of the eight cases, the EEOC determined that there is reasonable cause to believe that the charging parties, as well as the other male employees at the theatre during the nine month period, were subjected to a sexually hostile work environment in violation of Title VII of the Civil Rights Act of 1964. We recently participated in a conciliation with the EEOC, the charging parties and their counsel. However, none of the charges or the potential class claims were resolved during the conciliation. The EEOC has yet to determine whether to file a lawsuit against us on behalf of the charging parties and possible additional putative class members or to issue right-to-sue notices to the charging parties.

      We are prepared to defend these claims vigorously and believe that resolution of these claims will not have a material adverse effect on our business or financial position. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may have a material adverse effect on our results of operations in a particular period. Subsequent to June 30, 2004, but in the process of closing the second quarter, we established an accrual for potential liabilities in connection with this matter.

Trademarks and Tradenames

      We own or have rights to trademarks or trade names that are used in conjunction with the operations of our theatres. We own Carmike Cinemas® and Hollywood Connection® trademarks. In addition, our logo is our trademark. Coca-Cola® is a registered trademark used in this prospectus and is owned by and belongs to The Coca-Cola Company.

MANAGEMENT

      The following sets forth certain information as of August 3, 2004 regarding our executive officers and directors. For purposes of this section, references to Carmike include Carmike’s predecessor, Martin Theatres, Inc. Following this offering, the board of directors anticipates that Messrs. Friedman, Jordan and Zalaznick and Ms. Fascitelli, who are affiliates of some of our selling stockholders, will resign from the board. In addition, the board of directors may continue to consider adjusting its size or membership in response to the change in ownership that would result from this offering.

Name	Age	Title

Michael W. Patrick	54	President, Chief Executive Officer and Chairman of the Board of Directors
Fred W. Van Noy	47	Senior Vice President and Chief Operating Officer
Martin A. Durant	55	Senior Vice President — Finance, Treasurer and Chief Financial Officer
Anthony J. Rhead	63	Senior Vice President — Film and Secretary
H. Madison Shirley	52	Senior Vice President — Concessions and Assistant Secretary
Marilyn B. Grant	56	Vice President — Advertising
Philip A. Smitley	45	Assistant Vice President and Controller
Elizabeth C. Fascitelli	46	Director
Richard A. Friedman	46	Director
Alan J. Hirschfield	68	Director
John W. Jordan II	56	Director
S. David Passman III	52	Director
Carl L. Patrick, Jr.	57	Director
Kenneth A. Pontarelli	34	Director
Roland C. Smith	49	Director
Patricia A. Wilson	53	Director
David W. Zalaznick	50	Director

      Michael W. Patrick has served as our President since October 1981, director since April 1982, Chief Executive Officer since March 1989 and Chairman of the board of directors since January 2002. Mr. Patrick also currently serves as the Chairman of the executive committee. Mr. Patrick joined us in 1970 and served in a number of operational and film booking and buying capacities prior to becoming President. Mr. Patrick serves as a director of the Will Rogers Institute, and he is a member of the Board of Trustees of Columbus State University Foundation, Inc. Mr. Patrick was serving as President of our subsidiaries Eastwynn Theatres, Inc. and Wooden Nickel Pub, Inc. and as President and Chief Executive Officer of Carmike when we filed a voluntary petition for bankruptcy under the U.S. Bankruptcy Code on August 8, 2000.

      Fred W. Van Noy joined us in 1975. He served as a District Manager from 1984 to 1985 and as Western Division Manager from 1985 to 1988, when he became Vice President — General Manager. In December 1997, he was elected to the position of Senior Vice President — Operations. In November 2000, he became Senior Vice President and Chief Operating Officer.

      Martin A. Durant joined us in July 1999 as Senior Vice President — Finance, Treasurer and Chief Financial Officer. Prior to joining us, Mr. Durant was Senior Vice President — Corporate Services for AFLAC Incorporated, a Columbus, Georgia based international holding company, for a period of ten years. Prior to his position with AFLAC he was President of a venture capital firm located in Florida. Mr. Durant began his career with KPMG Peat Marwick and is a Certified Public Accountant.

      Anthony J. Rhead joined us in June 1981 as manager of the booking office in Charlotte, North Carolina. In July 1983, Mr. Rhead became Vice President — Film, in December 1997 was elected Senior Vice President — Film and in January 2002 he was elected Senior Vice President — Film and Secretary. Prior to joining us, he worked as a film booker for Plitt Theatres, Inc. from 1973 to 1981.

      H. Madison Shirley joined us in 1976 as a theatre manager. He served as a District Manager from 1983 to 1987 and as Director of Concessions from 1987 until 1990. He became Vice President — Concessions in 1990 and Senior Vice President — Concessions and Assistant Secretary in December 1997.

      Marilyn B. Grant joined us in 1975 as a bookkeeper. She served as Advertising Coordinator from 1984 to 1985 and became the Director of Advertising in 1985. In August 1990, she was elected to her present position as Vice President — Advertising.

      Philip A. Smitley joined us in April 1997 as Controller. In January 1998, he was elected to his present position of Assistant Vice President and Controller. In March 1999, he assumed the duties of interim Chief Financial Officer pending the appointment of Martin A. Durant in July 1999. Prior to joining us, Mr. Smitley was Divisional Controller — Transportation of Burnham Service Corporation, a trucking company. On March 22, 2002, Mr. Smitley filed a personal voluntary petition for relief under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court of the Middle District of Alabama. This petition was discharged on August 2, 2002.

      Elizabeth C. Fascitelli has been a director since December 1998. She serves as an alternate member of the executive committee. Ms. Fascitelli is a managing director in the Merchant Banking Division of Goldman, Sachs & Co. She joined Goldman, Sachs & Co. in 1984 and became a managing director in 1997.

      Richard A. Friedman has been a director since December 1998 and currently serves as a member of the executive committee. Mr. Friedman is head of the Goldman, Sachs & Co. Merchant Banking Division, which manages the GS Limited Partnerships on behalf of Goldman Sachs and The Goldman Sachs Group, Inc. and a member of Goldman Sachs’ Management Committee. He joined Goldman, Sachs & Co. in 1981, became a partner in 1990 and was made a managing director in 1996. Mr. Friedman serves on the boards of directors of Burger King Corporation, Nalco Company, Polo Ralph Lauren Corporation and Yankee Entertainment and Sports Network (YES).

      Alan J. Hirschfield has been a director since April 2002 and currently serves as the Chairman of the audit committee and compensation, nominating and corporate governance committee. Mr. Hirschfield is a private investor and consultant. From 1992 to 2000, he was Co-Chief Executive Officer of Data Broadcasting Corporation, which merged with Financial Times/Pearsons, Inc., and, from 1990 to 1992, he was Managing Director of Wertheim Schroder & Co., Inc., investment bankers, and Co-Chief Executive Officer of Financial News Network. During 1986 to 1990, Mr. Hirschfield served as a consultant/investor in the entertainment/media industry. From 1982 to 1986, he was the Chairman and Chief Executive Officer of Twentieth Century Fox Film Corporation. Mr. Hirschfield was President and Chief Executive Officer of Columbia Pictures, Inc. from 1973 to 1978. He currently serves on the Boards of Directors of Cantel Medical Corp. (for which he is Vice-Chairman), Interactive Data Corporation (formerly Data Broadcasting Corporation), Leucadia National Corporation and Peregrine Systems, Inc.

      John W. Jordan II has been a director since April 1982. Mr. Jordan currently serves as an alternate member of the executive committee and served as a member of the audit committee until April 1, 2004. He is a co-founder and managing partner of The Jordan Company, which was founded in 1982. Mr. Jordan is a managing partner of Jordan/Zalaznick Capital Company and Chairman of the Board and Chief Executive Officer of Jordan Industries, Inc. Since January 2004, Mr. Jordan has served as Chairman, Chief Executive Officer and as a Manager of JII Holdings, LLC and JII Holdings Finance Corp. From 1973 until 1982, he was a vice president of Carl Marks & Company, a New York investment banking company. Mr. Jordan is a director of Sensus Metering Systems, Inc., Apparel Ventures, Inc. and Kinetek, Inc., as well as most of the companies in which The Jordan Company holds investments.

      S. David Passman III has been a director since June 2003 and currently serves as a member of the audit committee. Mr. Passman served as the President of the Harland Printed Products and Harland Checks divisions of John H. Harland Company from 1999 to 2002 and as Chief Financial Officer from 1996 to 1999. From 1981 to 1996, Mr. Passman was a partner in the tax division of Deloitte & Touche LLP. Mr. Passman served as the Managing Partner of the Atlanta office of Deloitte & Touche LLP from 1993 to 1996. Mr. Passman is a Certified Public Accountant.

      Carl L. Patrick, Jr. has served as a director since April 1982. He was the Director of Taxes for the Atlanta, Georgia office of Arthur Young & Co. from October 1984 to September 1986, and is currently self-employed. Previously, he was a Certified Public Accountant with Arthur Andersen & Co. from 1976 to October 1984. Carl L. Patrick, Jr. currently serves as Chairman of the Board of Summit Bank Corporation. He is Co-Chairman of PGL Entertainment Corp. Carl L. Patrick, Jr. and Michael W. Patrick are brothers.

      Kenneth A. Pontarelli has been a director since April 2002. He is a vice president in the Merchant Banking Division of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 1992 and became a vice president in 2000.

      Roland C. Smith has been a director since April 2002 and currently serves as a member of the compensation, nominating and corporate governance committee. He is President and Chief Executive Officer of American Golf Corporation LLC Holding and National Golf Properties LLC, and is a member of the Boards of Representatives of both companies. He was President and Chief Executive Officer of AMF Bowling Worldwide, Inc. from April 1999 until January 2003. He was elected Chairman of the board of directors of AMF Bowling Worldwide, Inc. on March 20, 2002. Prior to joining AMF Bowling, he was President and Chief Executive Officer of the Triarc Restaurant Group, a restaurant franchiser which conducts its business through Arby’s, Inc., from February 1997 to April 1999. Mr. Smith was President and Chief Executive Officer of AMF Bowling Worldwide, Inc. and its indirect parent AMF Bowling, Inc. when the companies filed voluntary petitions for relief under the bankruptcy code on July 2, 2001 and July 30, 2001, respectively. AMF Bowling Worldwide, Inc. emerged from bankruptcy on March 8, 2002.

      Patricia A. Wilson has served as a director since April 1, 2004 and currently serves as a member of the audit committee. Ms. Wilson served as the General Counsel to NDCHealth Corporation from October 2000 to October 2002. Prior to joining NDCHealth Corporation, she was a partner with the law firm of Troutman Sanders LLP from 1988 to September 2000 practicing in the fields of corporate finance and securities law.

      David W. Zalaznick has served as a director since April 1982 and currently serves as a member of the executive committee and compensation, nominating and corporate governance committee. He is a co-founder and general partner of The Jordan Company, a managing partner of Jordan/Zalaznick Capital Company and a director of Jordan Industries, Inc. From 1978 to 1980, he worked as an investment banker with Merrill Lynch White Weld Capital Markets Group and, from 1980 until the formation of The Jordan Company in 1982, Mr. Zalaznick was a vice president of Carl Marks & Company. Mr. Zalaznick is a Manager of JII Holdings, LLC and JII Holdings Finance Corp., as well as a director of Sensus Metering Systems, Inc., Apparel Ventures, Inc., Marisa Christina, Inc. and Kinetek, Inc.

      All of the persons who are identified as executive officers were serving as our executive officers or those of our subsidiaries when we filed our voluntary petition for relief under the bankruptcy code.

PRINCIPAL AND SELLING STOCKHOLDERS

      As part of our reorganization on January 31, 2002, each share of our pre-reorganization Class A or Class B common stock was converted into 0.194925 of one share of our new common stock. Also on January 31, 2002, pursuant to our reorganization plan, the holders of our pre-reorganization Series A preferred stock received in the aggregate 41.2% of the 10 million shares of our new common stock reserved by the plan, and certain holders of $45.7 million of the 9 3/8% senior subordinated notes received in the aggregate 26.6% of our reorganized common stock.

      The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of August 3, 2004, and as adjusted to reflect the sale of the common stock offered in this offering by:

•	each stockholder known by us to own, directly or indirectly, more than 5% of the outstanding shares of our common stock as reflected either in each such person’s filings with the SEC or otherwise provided to us;

•	each selling stockholder;

•	our current directors;

•	the named executive officers; and

•	all directors and executive officers as a group.

      The address for those individuals for which an address is not otherwise indicated is: c/o Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia 31901.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			to be Beneficially Owned
	Before Sale		Shares to	After Sale
	Under this Prospectus(1)		be Sold in	Under this Prospectus(2)
			this
	Number	Percentage	Offering	Number	Percentage

5% Stockholders:
The Goldman Sachs Group, Inc.(3)(4)	2,693,256	22.2%	2,341,663	351,593	2.9%
85 Broad Street
New York, New York 10004
Leucadia National Corporation(5)	725,742	6.0%	631,080	94,662	*
315 Park Avenue South
New York, New York 10010
Directors and Executive Officers:
Michael W. Patrick(6)	974	*	—	974	*
Fred W. Van Noy	43,649	*	—	43,649	*
Martin A. Durant	30,000	*	—	30,000	*
Anthony J. Rhead	32,000	*	—	32,000	*
H. Madison Shirley	—	—	—	—	—
Elizabeth C. Fascitelli(4)	2,693,256	22.2%	2,341,663	351,593	2.9%
Richard A. Friedman(4)	2,693,256	22.2%	2,341,663	351,593	2.9%
Alan J. Hirschfield(5)(7)(8)	35,000	*	—	35,000	*
John W. Jordan II(5)(9)	889,657	7.3%	773,615	116,042	1.0%
S. David Passman III(10)	5,000	*	—	5,000	*
Carl L. Patrick, Jr.(11)	93,619	*	—	93,619	*
Kenneth A. Pontarelli(4)	2,693,256	22.2%	2,341,663	351,593	2.9%
Roland C. Smith(8)	5,000	*	—	5,000	*
Patricia A. Wilson(12)	5,000	*	—	5,000	*

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			to be Beneficially Owned
	Before Sale		Shares to	After Sale
	Under this Prospectus(1)		be Sold in	Under this Prospectus(2)
this
	Number	Percentage	Offering	Number	Percentage

David W. Zalaznick(5)(13)	673,965	5.5%	586,057	87,908	*
All directors and executive officers as a group (17 persons)	4,529,850	37.3%	3,701,335	828,515	6.8%

*	Indicates less than 1%

(1)	Percent of class is with respect to outstanding shares of common stock as of August 3, 2004 (12,152,622 shares of common stock outstanding on that date).

(2)	The number of shares of common stock and percentage assume that the selling stockholder sells the maximum number of shares listed in the “Shares to be Sold in this Offering” column. In the event the underwriters exercise their over-allotment option in full, the selling stockholders will not own any shares of our common stock other than 344 shares beneficially owned by The Goldman Sachs Group, Inc. (“GS Group”) and 25 shares beneficially owned by David W. Zalaznick.

(3)	Goldman, Sachs & Co. (“Goldman Sachs”) and GS Group may be deemed to own beneficially and indirectly in the aggregate 2,693,256 shares of common stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner (the “GS Limited Partnerships”). Goldman Sachs is the investment manager of certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of Carmike common stock are: (a) GS Capital Partners III, L.P. — 1,834,581, (b) GS Capital Partners III Offshore, L.P. — 504,348, (c) Goldman, Sachs & Co Verwaltungs GmbH, as nominee for GS Capital Partners III Germany Civil Law Partnership — 84,693, (d) Stone Street Fund 1998, L.P. — 206,860 and (e) Bridge Street Fund 1998, L.P. — 62,430. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the GS Limited Partnerships except to the extent of their pecuniary interest therein. Spear, Leeds & Kellogg, L.P., an indirect wholly-owned subsidiary of GS Group, owns 200 shares of common stock. Goldman Sachs owns directly and GS Group may be deemed to beneficially own indirectly 144 shares of common stock. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman Sachs as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman Sachs or its employees have voting or investment discretion or both. Goldman Sachs disclaims beneficial ownership of the common stock held in client accounts.

(4)	Richard A. Friedman is a director of Carmike and is head of the Goldman, Sachs & Co., Merchant Banking Division, which manages the GS Limited Partnerships on behalf of Goldman Sachs and GS Group. Elizabeth C. Fascitelli is a director of Carmike and is a managing director of Goldman Sachs and Kenneth A. Pontarelli is a director of Carmike and a vice president of Goldman Sachs. Based on Form 4s filed with the SEC includes 2,693,256 shares of common stock which GS Group has reported and may be deemed to own beneficially and indirectly through Goldman Sachs, the GS Limited Partnerships and Spear, Leeds & Kellogg, L.P. Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the 2,693,256 shares of common stock held by Goldman Sachs, the GS Limited Partnerships and Spear, Leeds & Kellogg, L.P., except to the extent of any pecuniary interest therein, if any. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman Sachs as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman Sachs or its employees have voting or investment discretion or both.

Goldman Sachs, Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the common stock held in client accounts.

(5)	According to the Schedule 13D filed by Leucadia National Corporation and certain affiliates on February 2, 2004, Leucadia Investors, Inc. is the direct owner of 114,903 shares of common stock. Leucadia Investors, Inc. is an indirect wholly-owned subsidiary of Leucadia National Corporation; both entities are New York corporations. Leucadia National Corporation may be deemed to be the beneficial owner of the common stock shares by virtue of its shared powers to direct the voting and disposition by Leucadia Investors, Inc. of such shares. In addition, Leucadia National Corporation is the direct owner of 610,839 shares of common stock. Ian M. Cumming, a former director of Carmike, is the Chairman of the Board of Directors of Leucadia National Corporation. John W. Jordan II, David W. Zalaznick and Leucadia Investors, Inc. are each a general partner in The Jordan Company, a New York general partnership organized in 1982, which was one of the three original investors in the leveraged buyout of Carmike in April 1982. Alan J. Hirschfield serves on the Board of Directors of Leucadia National Corporation.

(6)	Includes 974 shares of common stock held by Michael W. Patrick, Carmike’s President, Chief Executive Officer and Chairman of the Board of Directors, in an Individual Retirement Account. Excludes 7,696 shares of common stock held by Mr. Patrick’s son. Also excludes 11,613 shares of common stock held in trust for Michael W. Patrick by C. L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased, and the 780,000 shares of common stock issuable to Michael W. Patrick under the 2002 Stock Plan pursuant to his employment agreement.

(7)	Includes 30,000 shares owned by the Alan J. Hirschfield Living Trust.

(8)	Includes options to purchase 5,000 shares that vested on August 14, 2002, the date of grant.

(9)	Includes 87,366 shares of common stock owned by The Jordan Trust, a charitable remainder trust; 3,918 shares of common stock owned by TJT(B), a charitable remainder trust; and 798,373 shares of common stock owned by TJT(B) (Bermuda) Investment Company Ltd., a Bermuda company wholly owned by TJT(B). Mr. Jordan, a director of Carmike, is the sole trustee of The Jordan Trust and TJT(B) and retains full investment and voting powers.

(10)	Includes options to purchase 5,000 shares that vested on June 2, 2003, the date of grant.

(11)	Includes 39 shares of common stock owned by Carl L. Patrick, Jr.’s wife, as to which shares Carl L. Patrick, Jr., a director of Carmike, disclaims beneficial ownership. Includes 97 shares of common stock held as custodian for his son. Excludes 11,613 shares of common stock held in trust for Carl L. Patrick, Jr. by Frances E. Patrick, as trustee, the remainder interest of which Carl L. Patrick, Jr. has purchased.

(12)	Includes options to purchase 5,000 shares that vested on April 1, 2004, the date of grant.

(13)	Includes an aggregate of 2,337 shares held by three irrevocable trusts for the benefit of Mr. Zalaznick’s minor children (Mr. Oded Aboodi is the trustee of these trusts), 10 shares held by Mr. Zalaznick as custodian for his minor son and 15 shares held by his daughter. Mr. Zalaznick, a director of Carmike, disclaims beneficial ownership of such 2,362 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We have an aircraft lease agreement dated July 1, 1983, with C. Patrick LLC of which C.L. Patrick is the owner. The lease expired on June 17, 2004 and since that time we have continued leasing the plane on a month-to-month basis. Mr. Patrick was a director of the company until April 23, 2002, and is the father of Michael W. Patrick and Carl L. Patrick, Jr. Pursuant to the aircraft lease agreement, as amended, we paid $183,406 in the year ended December 31, 2003. We believe that this transaction is on terms no less favorable to us than terms available from unaffiliated parties in arm’s-length transactions.

      Richard A. Friedman is head of the Merchant Banking Division of Goldman, Sachs & Co., which manages the GS Limited Partnerships on behalf of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. Elizabeth C. Fascitelli is a managing director of Goldman, Sachs & Co. and Kenneth A. Pontarelli is a vice president of Goldman, Sachs & Co. Goldman, Sachs & Co. and its subsidiaries have provided investment banking and related financial services to us in the past and are expected to provide similar services in the future. Goldman, Sachs & Co. served as the sole book-runner in our public offering of common stock which was completed on February 4, 2004, for which it received customary fees and provided services to us in connection with our debt refinancing as described below.

      On February 4, 2004, we entered into a new $50.0 million senior secured first priority 54-month revolving credit facility and a $100.0 million senior secured second priority five-year term loan facility with, among others, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co. Goldman Sachs Credit Partners L.P. served as sole lead arranger, sole book-runner and sole syndication agent on the facilities, for which it received upfront facility fees in the aggregate amount of $3.375 million, a significant portion of which was paid out to other lenders in conjunction with the syndication of the facilities. Both facilities were fully syndicated on February 4, 2004. As of June 30, 2004, neither Goldman Sachs Credit Partners L.P. nor Goldman, Sachs & Co. held any of the indebtedness outstanding under the facilities.

      In addition, on February 4, 2004, Goldman, Sachs & Co. acted as an initial purchaser and as the sole lead book-runner, for which it received customary fees, in the private placement of $150.0 million of our 7.500% senior subordinated notes due 2014. As of June 30, 2004, Goldman, Sachs & Co. did not hold any of our 7.500% senior subordinated notes due 2014.

      Goldman, Sachs & Co. is acting as the sole book-runner in this offering for which it will receive customary fees.

      In a series of transactions beginning in early 2002, Goldman Sachs Credit Partners L.P. acquired approximately $33.8 million of indebtedness outstanding under our post-bankruptcy term loan credit agreement, which we entered into on January 31, 2002 as part of the refinancing of our bank debt pursuant to our reorganization. Approximately $25 million of this amount was subject to a financing transaction with an unaffiliated third party. As part of the financing transaction, Goldman Sachs Credit Partners L.P. was effectively required to pass through to the third party any payments it received on the term loan less an interest charge. This financing transaction was subsequently unwound. As of February 4, 2004, Goldman Sachs Credit Partners L.P. held approximately $5.2 million of indebtedness outstanding under the post-bankruptcy term loan credit agreement. On February 4, 2004, we repaid all amounts outstanding under the post-bankruptcy term loan credit agreement.

UNDERWRITING

      Carmike Cinemas, Inc., the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	1,260,733
Bear, Stearns & Co. Inc.	945,550
UBS Securities LLC	1,155,672
Harris Nesbitt Corp.	525,305
Jefferies & Company, Inc.	315,183
Banc of America Securities LLC	129,972

Total	4,332,415

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 649,836 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 649,836 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$1.485	$1.485
Total	$6,433,636.275	$7,398,642.735

      Shares sold by the underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.891 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.100 per share from the public offering price. If all the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms.

      Carmike, its executive officers and directors and the selling stockholders have agreed with the underwriters not to dispose of or hedge any shares of Carmike’s common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to (i) any existing employee benefit plans or (ii) the issuance of up to an aggregate of 10% of our shares outstanding immediately after this offering in connection with acquisitions; provided, however, in the case of clause (ii) the recipients of any such shares agree to be bound by the restrictions set forth above.

      The common stock is quoted on the Nasdaq National Market under the symbol “CKEC”.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act of 2000, or the FSMA, received by it in connection with the issue or sale of any shares in circumstances in which section 21(I) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

      Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

      As of August 3, 2004, entities affiliated with Goldman, Sachs & Co. beneficially owned 22.2% of our common stock. Therefore, this offering is being conducted in compliance with Rule 2720 of the NASD. The underwriters will not execute sales in discretionary accounts without the prior specific written approval of the customer.

      We will pay all registration, filing and listing fees and fees for one counsel for each of the selling stockholders up to $5,000. Each selling stockholder is responsible for all other expenses related to such stockholders’ shares, including, without limitation, the underwriting discount, fees of counsel to the stockholder greater than $5,000 and its own internal administrative and similar costs. We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

      We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

VALIDITY OF THE SECURITIES

      The validity of the shares of common stock offered in this prospectus will be passed upon for us by King & Spalding LLP and for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

      The consolidated financial statements and schedule as of and for the year ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm in auditing and accounting.

      The consolidated financial statements and schedule at December 31, 2002 and for each of the two years in the period ended December 31, 2002, incorporated in this prospectus by reference have been audited by Ernst & Young LLP, Independent Registered Public Accounting

Firm, and incorporated in reliance on the report of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC, covering the shares of common stock that the selling stockholders are offering for sale. As described below, you may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the shares of common stock. The registration statement may contain additional information that may be important to you. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC.

      We also file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at www.sec.gov or on our web site at www.carmike.com. However, the information on our web site does not constitute a part of this prospectus.

      We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

•	Current Reports on Form 8-K filed on January 15, 2004 and February 20, 2004;

•	Amendments to Form 8-A filed on January 31, 2002 and February 14, 2002; and

•	All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

      You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address: Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia, 31901, Attention: Corporate Secretary (706) 576-3400.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

4,332,415 Shares

Carmike Cinemas, Inc.

Common Stock

Goldman, Sachs & Co.

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UBS Investment Bank

Harris Nesbitt

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